HOLDING

06018379

RECEIVED

2006 NOV 13 P 1:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

SUPPL

Date 08 November 2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED

NOV 15 2006

THOMSON FINANCIAL

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld   Kay Amelungse

Enclosures

(1) 30 October 2006 — Press Release: Hypo Real Estate Bank International A.G.: Successful completion of €115 million financing in Holland for New Star Asset Management.

(2) 30 October 2006 — Press Release: Hypo Real Estate Bank International A.G.: Successful completion of circa € 450 million acquisition facility to New Star Asset Management's Global Property Fund.

(3) 30 October 2006	Press release: The Art and Science Foundation of Württembergische Hypothekenbank awards its Foundation Prize
(4) 08 November 2006	Hypo Real Estate Group Interim Report as of 30 September 2006.
(5) 08 November 2006	Press release: Hypo Real Estate Group has continued its successful business development • Consolidated net income before taxes up 25 % • Full-year target for new business in Germany already exceeded • Forecasts for 2006 confirmed in full

Press Release

Hypo Real Estate Bank International A.G.: Successful completion of €115 million financing in Holland for New Star Asset Management.

London/Munich 30 October 2006: Hypo Real Estate Bank International A.G. announces that it has provided circa €115 million of investment financing for the first acquisition by New Star's Global Property Fund. The Fund has acquired the Queens Towers office complex in Amsterdam and De Parade in Amstelveen, Holland, via the acquisition of the entire share capital of "Q-Bol Holdings BV". The transaction completed on 28th July 2006.

The properties, which are in prominent locations, are of modern construction to a good specification and let to secure tenants (including UWV, ABN Amro Bank and Mazars). The Amsterdam properties extend to approximately 28,000 square metres over three buildings with the Amstelveen property representing circa 16,000 square metres in a complex of four buildings.

The financing for these acquisitions represents the first drawing on a €450m global financing facility provided by Hypo Real Estate Bank International for acquisitions by New Star Global Property Fund in Europe and Asia.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "We are delighted to assist New Star in building a truly global commercial portfolio utilising the skills and expertise available within our international offices on a Pan Continental basis. This transaction clearly demonstrates the way in which our business platform can operate across the globe to deliver flexible solutions for our clients. We look forward to continuing to support New Star as it builds the portfolio over the coming months."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Commenting, John Mould, COO New Star Asset Management said,

"Hypo Real Estate Bank International has global expertise in providing flexible financing solutions which is instrumental in assisting New Star build a diversified global commercial portfolio. Working in partnership with Hypo Real Estate Bank International allows us to take advantage of strong investment opportunities by enabling us to transact quickly and efficiently on attractive properties offering strong yields. This global financing facility is the first of many global acquisitions by New Star's Global Property Fund".

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group
The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

New Star
New Star Asset Management is an active investment management company founded in 2000 by John Duffield (previously head of Jupiter Asset management). Since inception the company has undergone strong growth in key areas of turnover, assets under management and operational earnings and is now listed on the AIM market in London (following floatation in December 2005) with a market capitalisation (as at June 2006) of £1.1bn. The company which currently has in excess of £18bn under management offers investment management services across a wide range of funds, investment trusts, offshore vehicles and specialist institutional Funds to a rang of private and corporate investors including a number of leading institutions including the IMF, World Bank, Family Assurance and CALPERS.

Press Release

Hypo Real Estate Bank International A.G.: Successful completion of circa €450 million acquisition facility to New Star Asset Management's Global Property Fund.

London/Munich 30 October 2006: Hypo Real Estate Bank International A.G. announces that it has provided circa €450 million of acquisition financing to New Star Asset Management. The seven (7) year facility will be used to provide the debt required for acquisitions to be made by New Star's Global Property Fund across Europe and Asia. The transaction completed on 27th October 2006.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "This facility utilises the skills and expertise available within our local offices to provide New Star with a flexible financing solution that will support its acquisition programme on a pan Continental basis. We are delighted to assist New Star to build a global commercial portfolio by providing it with a truly innovative financing solution."

Commenting, John Mould, COO New Star Asset Management said,
"We selected Hypo Real Estate Bank International because it has global expertise and can provide a flexible financing solution which will assist New Star build a diversified global commercial portfolio. Most importantly, this facility allows us to move quickly to take advantage of strong investment opportunities as they arise".

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

New Star

New Star Asset Management is an active investment management company founded in 2000 by John Duffield (previously head of Jupiter Asset management). Since inception the company has undergone strong growth in key areas of turnover, assets under management and operational earnings and is now listed on the AIM market in London (following floatation in December 2005) with a market capitalisation (as at June 2006) of £1.1bn. The company which currently has in excess of £18bn under management offers investment management services across a wide range of funds, investment trusts, offshore vehicles and specialist institutional Funds to a rang of private and corporate investors including a number of leading institutions including the IMF, World Bank, Family Assurance and CALPERS.

Press release

The Art and Science Foundation of Württembergische Hypothekenbank awards its Foundation Prize 2006 to

- **Deutsches Tagebucharchiv e.V., Emmendingen,**
  - German Diary Archive -
- **Kunststiftung Hohenkarpfen e. V., Hausen ob Verena**
  - Hohenkarpfen Art Foundation -

Munich/Stuttgart, 3 November 2006: The Art and Science Foundation of Württembergische Hypothekenbank ("Stiftung für Kunst und Wissenschaft") – now Hypo Real Estate Bank International AG – has awarded its Foundation Prize 2006 to the German Diary Archive ("Deutsche Tagebucharchiv") in Emmendingen and to the Hohenkarpfen Art Foundation ("Kunststiftung Hohenkarpfen")in Hausen ob Verena. The prize winners will each receive half of the total prize fund of € 15,000. With its annual prize, the foundation honours outstanding cultural achievements in the region.

Dr. Max Gögler, Chairman of the Foundation Board, and Dr. Paul Eisele, Member of the Foundation Board and Spokesman of the Management Board of Hypo Real Estate Bank International AG: "It is a great pleasure to honour two initiatives this year, which have demonstrated that the support and preservation of the individual and local make an inestimable contribution to our cultural history."

A unique archive for personal memoirs

The German Diary Archive ("DTA") in Emmendingen regards itself as a site for the professional preservation of private memoirs from the German-speaking regions of Europe, which makes it the only archive of its kind in Germany. To date, the DTA has assembled autobiographic documents from more than 1,300 individuals, including both small diaries and entire autobiographies. While archiving state and municipal writings has long been standard practice, Germany previously had no institution devoted to the collection of personal memoirs. The DTA was founded in early 1998 by Frauke v. Troschke and has committed itself to this task. The archive presently holds 4,500 books, letters, drawings and written recollections.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Outstanding exhibitions of 19th and 20th century southern German art

The Hohenkarpfen Art Foundation ("Kunststiftung Hohenkarpfen e. V. ;Kunstverein Schwarzwald-Baar-Heuberg") is the sponsoring organisation of Art Museum Hohenkarpfen. The museum, situated in a protected manor building between the Black Forest and Suebian Alb, has held two to three art exhibitions every year since 1968 on an area of app. 300 m^2. The exhibitions present 19th and 20the century art from south-western Germany. The Hohenkarpfen Art Foundation fulfils its commitment to the communication of art by regular public guided tours of its current exhibitions and visits to the studios of contributing artists. Excellent catalogues, which have attracted attention to the activities of the foundation beyond the region, are published for every exhibition.

About the "Stiftung für Kunst und Wissenschaft"

The Art and Science Foundation of Württembergische Hypothekenbank ("Stiftung der Württembergischen Hypothekenbank für Kunst und Wissenschaft") was founded in 1968 on the occasion of the 100th anniversary of Württembergische Hypothekenbank – which is now Hypo Real Estate Bank International AG. The foundation is devoted to the promotion of intellectual and artistic work, especially in the fields of literature, painting, sculpture, music, theatre and custom. It exclusively pursues non-profit initiatives and forms part of the social activities of the Hypo Real Estate Group. Alongside the Art and Science Foundation, the Munich-based Hypo Real Estate Foundation also supports concerts, exhibitions and competitions. It awards a highly reputed Architecture Prize for commercial buildings every two years. This distinction was already awarded for the eighth time this year, when a junior architect prize was also awarded for the first time.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

RECEIVED
2006 NOV 13 P 1:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Interim Report
as of 30 September 2006

Financial Highlights

		1.1.–30.9.2006	1.1.–30.9.2005
Operating performance			
Net income/loss before taxes	in € million	410	327
Net income/loss[1]	in € million	305	243
Earnings per share[1]	in €	2.27	1.81
Key ratios		**1.1.–30.9.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	9.3	7.4
Cost-income ratio (based on operating revenues)	in %	31.5	34.9
Balance sheet figures		**30.9.2006**	**31.12.2005**
Total assets	in € billion	158.6	152.5
Equity (excluding revaluation reserve)	in € billion	4.8	4.6
Key capital ratios compliant with BIS rules		**30.9.2006**	**31.12.2005**
Core capital	in € billion	4.4	4.4[2]
Equity funds	in € billion	6.5	6.3[2]
Risk assets	in € billion	64.8	56.3
Core capital ratio	in %	6.9	7.8[2]
Equity funds ratio	in %	9.6	10.8[2]
Personnel		**30.9.2006**	**31.12.2005**
Employees		1,206	1,233
Portfolio figures		**30.9.2006**	**31.12.2005**
Volume of international real estate financing	in € billion	38.7	32.5
Volume of German real estate financing	in € billion	33.2	32.6
Volume of state financing	in € billion	60.0	62.1[3]

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements and after profit distribution
[3] Including public sector financing of Hypo Public Finance Bank, Dublin for the first time

Ratings

as of November 2006		Moody's	S&P	Fitch Ratings	DBRS
	long-term	A2	A–	–	A
	short-term	P-1	A-2	–	R-1 (low)
Hypo Real Estate Bank International AG	outlook	Stable	Stable	–	Stable
	long-term	A3	BBB+	A–	A
	short-term	P-2	A-2	F-2	R-1 (low)
Hypo Real Estate Bank AG	outlook	Stable	Positive	Stable	Stable
	long-term	A2	A–	–	A
	short-term	P-1	A-2	–	R-1 (low)
Hypo Public Finance Bank	outlook	Stable	Stable	–	Stable

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. The previous year figures used in this report have been adjusted to the business segments Hypo Real Estate International and Hypo Public Finance Bank which have been redefined as a result of the reorganisation of the Group.

Content

Dear shareholders,

in the third quarter of 2006, the Hypo Real Estate Group has again demonstrated that it is moving in the direction of sustainable and profitable growth. We have accordingly completely met our strategic and business objectives for the first nine months. Our profitability parameters are within the target ranges which we had originally set ourselves.

This optimistic interim conclusion is demonstrated by a glance at the key parameters of the Group:

- With new real estate financing of € 17.5 billion acquired between January and September, we are making good progress towards meeting our target of approx. € 22 billion for the full year. A particularly positive aspect is that we have significantly outperformed our full-year target for Germany business after nine months (namely € 4.6 billion compared with € 4 billion).
- Operating revenues for the Group amounted to € 778 million after nine months, and the full year target of at least € 1 billion appears to be realistic.
- Net income before taxes – our key earnings parameter – amounted to € 410 million after three quarters. We are still predicting growth to a range of € 550 million to € 560 million for the whole of 2006.
- An important aspect is that the growth in overall business volume is also being accompanied by a constant improvement in the Group's profitability. In the first nine months of the year, return on equity after taxes in the Group amounted to 9.3 %, and was accordingly higher than the minimum target of 9 % which is still our aim for the full year.

However, the successful performance of the Hypo Real Estate Group is not only demonstrated in terms of figures. So far during 2006, we have made significant progress towards strengthening our position with regard to the competition and laying the foundation for further growth.

The way in which we are to achieve these objectives was the key subject of the third Investor Symposium which was held at the beginning of October in Munich. The Hypo Real Estate Group again experienced strong interest from investors and analysts. We are particularly pleased with this aspect, because it shows that we have established a stable, constructive and fair dialog with the capital market in recent years.

Our message is clear: The Hypo Real Estate Group is to expand further. As detailed on the occasion of the Investor Symposium, we have set up four key initiatives for this purpose:

- We will further enhance our sales efforts in Germany and thus further expand our real estate financing portfolio. In terms of international expansion, central and Eastern Europe and Asia are preferred target regions in which we have identified major potential and which we are developing with commitment as well as caution. Our new subsidiary in Mumbai (India) commenced operations in the third quarter. Our business is also performing well in Japan. At

the same time, we can still achieve much more on the second largest real estate market in the world. In Singapore, we have created the criteria necessary for opening an office. The 2.2 % stake in Babcock & Brown Ltd. acquired in October also served to strengthen our international presence in real estate financing and public finance. This globally operating investment and consultancy company based in Sydney has long-standing business relations with the Hypo Real Estate Group, and these will be enhanced by this investment.
Our position as an independent real estate financier will be a beneficial aspect for our strategy of expanding into new markets – Asia or elsewhere. In this way, we are able to develop new markets rapidly and in a deliberate and risk-aware manner – or to avoid doing so if the ratio between risk and reward is not healthy.

- The process of setting up Hypo Public Finance Bank in Dublin, by which we have considerably diversified our activities, also continues to make further progress. In this new segment, we will focus mainly on asset-based finance and infrastructure financing.
- Another initiative is off-balance-sheet business, which we intend to expand by way of strengthening our activities in the securitisation and syndication of real estate loans.
- Further optimising of our cost positions is also a permanent task. This is because lean structures and efficient processes are organisational requirements which are essential to enable long-term success to be achieved on the market.

All of these objectives are not far-distant visions of the future. In the first nine months of this year, our Group has again become more international, more diversified, leaner and consequently much more profitable.

I can assure you: We will continue to pursue this direction.

And finally, I unfortunately have to announce the death of Dr. Ferdinand Graf von Ballestrem, who died on 30 September 2006. As a member of the Supervisory Board he supported our company with advice and deeds right from the very beginning. Supervisory Board, Management Board and all staff of the Hypo Real Estate Group are much indebted to his work and shall retain fond memories of him.

Kind regards

Georg Funke
Chief Executive Officer

Share price development in the third quarter 2006


indexed
Hypo Real Estate Holding Share
DAX
MDAX
Prime Banks
120
110
100
90
80
1.7.2006
1.8.2006
1.9.2006
30.9.2006

In the course of the third quarter, the international stock markets have gradually recovered from their lows which they set at the end of the second/beginning of the third quarter. This was due to declining fears with regard to the future development of inflation and interest rates as well as the development of commodity prices, and in particular energy prices. Between July and September, the international indices Dow Jones Industrial Average and the Euro STOXX 50 reported growth of 4.7 % and 5.1 % respectively. The national indices DAX and the MDAX achieved growth of 5.7 % and 8.4 % respectively. The Prime Banks sub-index, which is important for the shares of Hypo Real Estate Holding AG (HRX), closed with a gain of 4.9 % at the end of the quarter.

In this overall market climate, HRX shares again advanced strongly and outperformed the benchmark indices after the first third of the quarter. However, because the shares were affected to a comparatively greater extent by the downturn, they slightly underperformed the DAX and the Prime banks index over the quarter, with an increase of 3.6 %. Since the beginning of the year, HRX shares have increased by 12 % (DAX 11 %, Prime Banks 16 %).

Key facts about the Hypo Real Estate Holding shares in 2006

Number of listed shares	units	134,072,175
Average numer of listed shares in Q3	units	134,072,175
Market capitilisation as of 30.9.2006	in € million	6,596
Number of ordinary shares as of 30.9.2006	units	134,072,175
Earning per share[1]	in €	2.27
High Q3[2]	in €	49.20
Low Q3[2]	in €	41.50
Initial listing on 6.10.2003	in €	11.25
Quarterly closing price[2]	in €	49.20
WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
Known shareholders with a stake of more than 5 %		Barclays Global Investors
		Capital Research and Management

[1] Excluding the effectss of capitalised losses carried forward
[2] XETRA closing prices of the Frankfurt stock exchange

Business and Conditions

Macro-economic conditions

The expanding world economy was boosted further in the third quarter by the declining energy prices, which also had a positive impact on inflation. Whereas leading interest rates have already been raised five times this year as a result of the strong expansion signals, the level of interest rates in the USA remained stable due to initial indications of a slow-down in the domestic economy. As a result of an improvement in the economy, the level of interest rates in Japan were raised by 0.25 % for the first time in eight years. China's economy is still expanding very strongly, and is one of the driving forces behind world-wide growth, with 10.5 % growth expected for gross domestic product in 2006.

Sector-specific conditions

In Germany, there are signs of a constant stabilisation trend in the construction sector. Output in the construction sector in the first two quarters of 2006 reported growth compared with the previous year for the first time in several years. Demand for commercial and residential real estate increased appreciably. In the United Kingdom, demand for residential real estate recovered following a weak period in 2005, whereas demand in the USA is gradually slowing down. In the residential sector, prices in September were 1.5 % lower than in the corresponding previous year month. In the commercial real estate sector, there are signs of a world-wide trend that the strong liquidity of many funds is increasing pressure to identify large quantities of suitable investment opportunities. Accordingly, there is still strong world-wide demand for selected commercial properties in very good locations.

Investment in buildings in Germany

(Indexed, year 2000 = 100, changes compared to previous year in percent)*


5
0
-5
-10
-15
-10.8
-1.7
-1.3
-1.6
1.9
0.4
I/05
II/05
III/05
IV/05
I/06
II/06

* Source: Deutsche Bundesbank, Monthly Bulletin of October, 2006

Major events

Hypo Real Estate Group In the third quarter of 2006, Hypo Real Estate Holding AG acquired a 2.2 % stake in the Australian investment and consultancy company Babcock & Brown Ltd. This investment will serve as the basis for strengthening the long-standing business relations between the Hypo Real Estate Group and Babcock & Brown Ltd. In the international real estate financing and public finance business, this has established the basis for extending joint business activities, particularly in markets in which the Hypo Real Estate Group has not yet established particularly high market penetration levels (Australia, Singapore and the US West Coast).

The transfer of a real estate financing portfolio of Allgemeine Hypothekenbank Rheinboden AG, with 140 loans and a loan commitment volume of approx. € 3.5 billion in total, to Hypo Real Estate Bank International AG, which was announced in the second quarter, was completed in the third quarter.

Hypo Real Estate Holding AG, in its capacity as parent company of the Hypo Real Estate Group, has for the first time been rated by a rating agency. The rating agency "Dominion Bond Rating Service" (DBRS) has awarded it a long-term rating of "A" and a short-term debt rating of "R-1 (low)".

Hypo Real Estate International With its new structure as the centre of competence for all products and services in the field of international commercial real estate financing which has been implemented since the beginning of the year, the business segment continued to expand in the third quarter. As a result of the entry in the commercial register, the necessary legal criteria have been satisfied for breaking into the very promising market in Singapore (planned for this year). This means that penetration of the major real estate financing market in Asia will increase even further.

This expansion is also reflected in strong activity on the liabilities side of the balance sheet. For instance, in the year 2006, Hypo Real Estate Bank International AG successfully placed a Jumbo-Pfandbrief with a total volume of € 1.25 billion, followed in September 2006 by an issue of an uncovered USD benchmark bond with a total volume of € 1 billion.

Frank Hellwig was appointed to the Management Board of Hypo Real Estate Bank International AG in the Supervisory Board meeting of 1 August 2006. This office will be temporary and in addition to his tasks as a member of the Management Board of Hypo Real Estate Bank AG.

Hypo Real Estate Germany The positive sentiment in the real estate market in Germany has also had a positive impact on business at Hypo Real Estate Germany. New business was considerably higher than the original target.

Hypo Public Finance Bank At Hypo Public Finance Bank, the newly established Infrastructure Financing and Asset-Based-Finance have performed particularly well. As a syndication partner, the bank has participated in major transactions in transportation, energy supplies and in the petro-chemicals industry in Europe and in the Middle East in line with the strict risk/return guidelines of the Hypo Real Estate Group. As a further key area of operations, the bank has further expanded the position of Collineo Asset Management GmbH as one of the leading European asset managers for asset backed securities.

Financial Report

Hypo Real Estate Group

Development in earnings



Net income before taxes
in € million
Nine months figures
Budget
400
300
200
100
0
155
327
410
398
1.1.–30.9. 2004
1.1.–30.9. 2005
1.1.–30.9. 2006



Operating revenues
in € million
Nine months figures
Budget
800
600
400
200
0
615
668
778
750
1.1.–30.9. 2004
1.1.–30.9. 2005
1.1.–30.9. 2006

The Management Board has set ambitious targets for the whole of 2006. Accordingly, a target of at least € 530 million has been set for consolidated net income before taxes, combined with a target return on equity after taxes of more than 9 %. Operating revenues are expected to exceed the target of € 1 billion.

In the first nine months of 2006, the Hypo Real Estate Group succeeded in continuing the positive development in earnings with its new corporate structure, and met the original targets. The Group has reported net income before taxes of € 410 million, thus beating its pro-rata target of at least € 398 million. Return on equity after taxes (excluding the effects of capitalised losses carried forward) improved to 9.3 %, confirming the full-year target of at least 9 %. Operating revenues increased further due to strong new business and the improved average margin seen in the German portfolio; they amounted to € 778 million in the first nine months of 2006, and were thus higher than the pro-rata minimum target of € 750 million.

Compared with the first nine months of the previous year, the development in earnings at the Hypo Real Estate Group has been as follows:

Budget

		1.1.–30.9.2006	Budget 3/4 of 2006	Budget 2006
Operating performance				
Operating revenues	in € million	778	>750	>1,000
Net income/loss before taxes	in € million	410	>398	>530
Key ratios		1.1.–30.9.2006		Budget 2006
Return on equity after taxes[1]	in %	9.3	–	>9.0

[1] Excluding the effects from capitalised losses carried forward

Key Financials

		1.1.–30.9.2006	1.1.–30.9.2005
Operating performance			
Operating revenues	in € million	778	668
Net interest income	in € million	581	501
Net commission income	in € million	102	94
Net trading income	in € million	31	26
Net income from investments	in € million	60	39
Balance of other operating income/expenses	in € million	4	8
Provisions for losses on loans and advances	in € million	123	112
General administrative expenses	in € million	245	228
Balance of other income/expenses	in € million	—	–1
Net income/loss before taxes	in € million	410	327
Net income/loss[1]	in € million	305	243
Key ratios		**1.1.–30.9.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	9.3	7.4
Cost-income ratio (based on operating revenues)	in %	31.5	34.9
Key indicators		**30.9.2006**	**31.12.2005**
Total volume of lending	in € billion	93.9	92.4
Risk assets compliant with BIS rules	in € billion	64.8	56.3
Core capital ratio compliant with BIS rules	in %	6.9	7.8[2]
Employees		1,206	1,233

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Operating revenues Operating revenues have increased from € 668 million in the equivalent previous year period to € 778 million (+16 %). This positive development has been attributable to improvements in all main types of revenues. Accordingly, net interest income has increased from € 501 million in the first nine months of 2005 to € 581 million this year. This increase is attributable mainly to the successful new business of the previous year and the current year, as well as the improved average margin in the German portfolio. Net commission income has also increased by € 8 million to € 102 million. This reflects in particular the successful activity of our segment Hypo Public Finance Bank which was established at the beginning of the year. The successful activities of this segment also resulted in an increase in net trading income to € 31 million compared with € 26 million in the equivalent previous year period. Net income from investments amounted to € 60 million, compared with € 39 million in the previous year. The Hypo Real Estate Group has taken advantage of further favourable market conditions in order to realise capital gains. The balance of other income/expenses amounted to € 4 million (previous year: € 8 million).

Provisions for losses on loans and advances Additions to provisions for losses on loans and advances amounted to € 123 million (previous year: € 112 million). Following the successful portfolio streamlining in recent years, the portfolio-based provisions for losses on loans and advances increased as planned due to the increased portfolio growth.

Net interest income after provisions for losses on loans and advances totalled € 458 million, compared with € 389 million in the previous year period.

General administrative expenses General administrative expenses increased from € 228 million last year to € 245 million. Savings attributable to the completed restructuring of Hypo Real Estate Bank AG were opposed by higher expenses resulting from the expansion of the business segments Hypo Real Estate International and Hypo Public Finance Bank. Because growth in operating revenues was considerably stronger than growth in general administrative expenses, the cost-income ratio improved significantly to 31.5 %, compared with 34.9 % in the last year.

Balance of other income/expenses The balance of other income/expenses was € 0 million, compared with € −1 million in the first nine months of the previous year.

Net income before taxes In the period under review, net income before taxes amounted to € 410 million, and increased by € 83 million respectiveley 25 % compared with last year (previous year: 327 million). This increase mainly reflects the positive development in operating performance.

Net income Excluding a deferred tax expense of € 21 million attributable from capitalised losses carried forward, net income for the first nine months of 2006 amounted to € 305 million compared with € 243 million in the previous year. This is equivalent to an improved return on equity of 9.3 %, compared with 8.0 % in 2005 (excluding restructuring expenses). Including the effects of capitalised losses carried forward, net income amounted to € 284 million. Of this figure, € 284 million are attributable to the shareholders, and € 0 million is attributable to minorities.

Development in assets

Total assets of the Hypo Real Estate Group as of 30 September 2006 amounted to € 158.6 billion, compared with € 152.5 billion as of 31 December 2005. The Hypo Real Estate Group did not have any non-current available-for-sale assets as of the balance sheet dates.

Loans and advances increased in the first nine months of 2006 by € 2.8 billion compared with the end of the previous year. In line with overall strategy, public sector loans declined, whereas real estate loans increased as a result of new business and the international business of Allgemeine Hypothekenbank Rheinboden AG which was booked in July. The increase in trading activities at Hypo Public Finance Bank has resulted in higher assets held for trading purposes (€ +4.2 billion). Within trading assets, the main increase was seen in the volume of debt securities and other fixed-income securities. Investments increased slightly to € 40.3 billion (31 December 2005: € 39.1 billion). Other assets declined by € 1.5 billion. Similar to the situation with other liabilities, this decline was attributable to the performance of the positive market values of derivative hedging financial instruments, which declined as a result of the higher level of market interest rates.

The contingent liabilities which are attributable to the total volume of lending amounted to € 1.5 billion (31 December 2005: € 2.6 billion).

Total volume of lending is stated as € 93.9 billion as of 30 September 2006, compared with € 92.4 billion at the end of 2005.

Total volume of lending

in € billion


120
90
60
30
0
107.4
99.1
92.4
93.9
31.12.2003
31.12.2004
31.12.2005
30.9.2006

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is used as the basis for Group management, amounted to € 131.9 billion as of 30 September 2006 (€ 121.9 billion paid out of this figure). The total credit portfolio, after maturities and repayments, increased by € 4.7 billion compared with 31 December 2005. The real estate financing portfolio increased by € 6.8 billion compared with 31 December 2005. Public sector financing has declined by € 2.1 billion. Real estate financing accounted for € 71.9 billion (55 %) (€ 62.3 billion paid out of this figure) and public sector financing incl. bonds accounted for € 60.0 billion (45 %). The volume of new business increased further compared with the equivalent previous year period. The volume of new real estate financing business acquired in the first nine months of the current financial year amounted to € 17.5 billion (previous year: € 14.3 billion), and is thus slightly higher than expectations.

Development of the financial position

The capital structure of the Hypo Real Estate Group as of 30 September 2006 continues to be sound; all current obligations can be met. The maturity structure of liabilities is also balanced.

Total Group liabilities amounted to € 155.2 billion at the end of the third quarter, compared with € 149.3 billion as of 31 December 2005. The increased refinancing requirement due to strong new business and the expansion in trading activities is reflected in an € 7.1 billion increase in promissory notes and other liabilities evidenced by securities and also an € 1.7 billion increase in deposits from other banks and amounts owed to other depositors. As a result of the expansion in trading activities, liabilities held for trading purposes have also increased by € 1.1 billion. Other liabilities declined by € 2.9 billion. Similar to the situation with other assets, this decline was attributable to the development of negative market values of derivative hedging financial instruments, which declined as a result of the increased level of market interest rates.

Shareholders' equity (excluding revaluation reserve) amounted to € 4.8 billion compared with € 4.6 billion at the end of last year. Minority interests in shareholders' equity (€ 11 million) are attributable to the initial consolidation of the 94 % stake in WH-Erste Grundstücks GmbH & Co. KG, Schönefeld.

The AfS reserve and cash-flow hedge reserve have been disregarded for the purpose of calculating return on equity.

Regulatory indicators compliant with BIS rules[1] The Hypo Real Estate Group also reports sound capitalisation as of 30 September 2006 for regulatory purposes (in accordance with BIS) Core capital was unchanged at € 4.4 billion; supplementary capital increased to € 2.0 billion (31 December 2005: € 1.9 billion). Overall, equity funds amounted to approx. € 6.5 billion compared with € 6.3 billion at the end of last year. There was no tier-III capital as of the reporting dates. Risk assets have increased since the beginning of the year by € 8.5 billion to € 64.8 billion.

Risk assets compliant with BIS rules

in € billion


80
60
40
20
0
51.9
51.0
56.3
64.8
31.12.2003
31.12.2004
31.12.2005
30.9.2006

The core capital ratio is 6.9 %, compared with 7.8 % as of 31 December 2005; the equity funds ratio is 9.6 %, compared with 10.8 %.

[1] The BIS parameters are calculated independently on a voluntary basis.

Business Segment Hypo Real Estate International

Development in earnings



Net income/loss before taxes
in € million
Nine months figures
Budget
300
225
150
75
0
190
252
307
308
285
1.1.–30.9. 2004
1.1.–30.9. 2005
1.1.–30.9. 2006

The Management Board has set a full-year range of € 380 million to € 410 million for net income before taxes at the business segment Hypo Real Estate International.

In the first nine months of 2006, the segment Hypo Real Estate International generated net income before taxes of € 307 million, and is thus at the upper end of the pro-rata range of € 285 million to € 308 million. Compared with the previous year, net income before taxes has accordingly improved by 22 % (previous year: € 252 million).

Excluding a deferred tax expense attributable to capitalised losses carried forward of € 5 million, net income for the segment is stated as € 230 million (1.1.–30.9.2005: € 194 million). Return on equity is accordingly 12.9 % as was the case at the end of 2005.

As a result of the constantly expanding real estate financing portfolio, the operating revenues increased by € 80 million compared with the equivalent previous year period to € 467 million (previous year: € 387 million). This positive development was reflected mainly in net interest income, which increased from € 283 million last year to € 346 million. Net commission income was reported as € 86 million, roughly unchanged compared with last year (€ 87 million). As a result of favourable market conditions, net income from investments more than doubled to € 33 million compared with last year (€ 13 million).

Additions to provisions for losses on loans and advances amounted to € 35 million, and are thus higher compared with last year (€ 22 million). The increase is attributable to the addition to portfolio-based allowances, and results from the constant growth in the portfolio seen in recent years.

As a result of the international expansion of business, general administrative expenses increased to € 125 million compared with € 112 million last year. However, because growth in operating revenues was stronger than growth in general administrative expenses, the cost-income ratio improved significantly to 26.8 % from 29.3 % in 2005.

Budget

		1.1.–30.9.2006	Budget 3/4 of 2006	Budget 2006
Net income/loss before taxes	in € million	307	285 to 308	380 to 410

Key Financials

		1.1.–30.9.2006	1.1.–30.9.2005
Operating performance			
Operating revenues	in € million	467	387
Net interest income	in € million	346	283
Net commission income	in € million	86	87
Net trading income	in € million	—	3
Net income from investments	in € million	33	13
Balance of other operating income/expenses	in € million	2	1
Provisions for losses on loans and advances	in € million	35	22
General administrative expenses	in € million	125	112
Balance of other income/expenses	in € million	—	−1
Net income/loss before taxes	in € million	307	252
Net income/loss [1]	in € million	230	194
Key ratios		1.1.–30.9.2006	1.1.–31.12.2005
Return on equity after taxes [1]	in %	12.9	12.9 [2]
Cost-income ratio (based on operating revenues)	in %	26.8	29.3
Key indicators		30.9.2006	31.12.2005
Total volume of lending	in € billion	40.9	37.7
Risk assets compliant with BIS rules	in € billion	35.6	31.6
Core capital ratio compliant with BIS rules	in %	6.7	7.5 [2]
Employees		494	474

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

Development in assets

As of 30 September 2006, total assets amounted to € 58.5 billion, compared with € 52.7 billion at the end of last year. The total volume of lending has increased from € 37.7 billion to € 40.9 billion as a result of strong new business. Loans and advances increased by € 4.5 billion to € 39.7 billion, reflecting not only the new business, but also and primarily the acquisition of the international business of Allgemeine Hypothekenbank Rheinboden AG which was posted in July. Contingent liabilities attributable to the total volume of lending are stated as € 1.2 billion compared with € 2.5 billion as of 31 December 2005. Compared with the end of last year, the contingent liabilities comprise further reduced guarantee obligations of Hypo Real Estate Bank International of € 0.6 billion with regard to HVB AG; these were provided as part of the synthetic transfer of the real estate financing portfolio "Western Europe".

Total volume of lending



in € billion
40
30
20
10
0
36.2
37.7
40.9
31.12.2004
31.12.2005
30.9.2006

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is also used as the basis for Group management, amounted to € 53.6 billion as of 30 September 2006 (€ 46.1 billion paid out of this figure). The total portfolio, after maturities and repayments, increased by € 7.6 billion compared with 31 December 2005. Of the overall portfolio, real estate financing accounted for € 38.3 billion (71 %) (€ 30.8 billion paid out of this figure) and public sector financing incl. bonds accounted for € 15.3 billion (29 %). Since the beginning of the year, the real estate financing portfolio has no longer included the Germany portfolio of the former Württembergische Hypothekenbank (now Hypo Real Estate Bank International AG) which has been transferred to Hypo Real Estate Germany.

Of the overall real estate financing portfolio, Europe accounts for 80 %, primarily Great Britain, France, Scandinavia, Spain and the Netherlands. America and Asia accordingly account for 20 %. In the portfolio breakdown based on financed property types, office buildings and retail premises as well as commercial housing are predominant (in line with overall strategy).

In the first nine months of the current financial year, the acquired volume of new real estate financing business with professional investors and developers amounted to € 12.9 billion, and is thus slightly below than the level of the same previous year period (previous year: € 13.3 billion). This is broken down into business with Europe (€ 10.4 billion) and business with America/Asia (€ 2.5 billion).

The transactions are selected exclusively on the basis of a sound risk and return ratio. Spread over all new real estate financing transactions, the average return after taxes has been 14 %.

Ahead of planned maturities in cover funds and also to optimise the bank's liquidity position, public sector bonds worth approximately € 3.7 billion have been purchased in the period under review. After maturities, public financing is now stated as € 15.3 billion, an increase of € 0.5 billion compared with 31 December 2005.

Breakdown of the loan portfolio

as of 30.9.2006


Real Estate financing 71%
Public sector financing 29%

Real estate financing portfolio by regions

as of 30.9.2006


Italy 3%
Great Britain 28%
US 17%
Asia 3%
The Netherlands 6%
CEE[1] 5%
Spain 6%
Other 8%
Scandinavia 9%
France 15%

[1] The CEE mainly comprises Hungary, Poland and the Czech Republic

Real estate financing portfolio by type of property

as of 30.9.2006


Hotels 4%
Office buildings 42%
Logistics/ warehousing 5%
Other 9%
Residential 15%
Retail 25%

Development in the financial position

Total liabilities at business segment Hypo Real Estate International increased from € 50.3 billion as of 31 December 2005 to € 55.9 billion as of 30 September 2006 as a result of strong new business. The total volume of external funds taken on to refinance lending amounted to € 22.6 billion in the period under review. Of this figure, € 3.9 billion is attributable to public sector bonds, and € 18.7 billion is attributable to unsecured issues. In the Pfandbrief field a public Jumbo-Pfandbrief (€ 1.5 billion) and a mortgage Jumbo-Pfandbrief (€ 1.3 billion) have been issued. In the field of unsecured issues, two senior unsecured benchmarks (€ 1 billion) with a term of five years and $ 1 billion with a term of three years were also placed on the market. „Slimbo" money market bonds were successfully placed on the market, with a total volume of € 2.8 billion. Further issues were carried out under the „Certificats de Dépôts" (CD)- and the „Euro Commercial Paper" (CP)-programme. Risks attributable to issuing foreign currency bonds were hedged by means of cross currency swaps.

Business Segment Hypo Real Estate Germany

Development in earnings

The Group has set itself a full-year target of between € 120 million and € 140 million for net income before taxes at Hypo Real Estate Germany.

In the first nine months, the business segment Hypo Real Estate Germany generated net income before taxes of € 100 million, which is thus in the upper range of the pro-rata target of € 90 million to € 105 million. Compared with the corresponding previous year period, net income before taxes has accordingly increased significantly by € 24 million (previous year: € 76 million).

After taxes of € 20 million (excluding a deferred tax expense attributable to capitalised losses carried forward of € 16 million), net income is stated as € 80 million (previous year period: € 59 million), resulting in a further improvement in return on equity (adjusted by the effect of capitalised losses carried forward) of 5.3 % (2005: 4.2 %).

Operating revenues of € 250 million were higher than the corresponding previous year figure (€ 239 million). Net interest income increased by € 19 million to € 226 million (previous year: € 207 million). This increase is attributable mainly to the positive development in average margin in previous quarters as well as an above-average amount of premature repayment fees in the third quarter. As was the case last year, net interest income also included income from the sale of debt instruments. Net commission income of € 2 million was roughly unchanged compared with last year. Net income from investments amounted to € 22 million compared with € 26 million last year.

Net income/loss before taxes



in € million
Nine months figures
Budget
105
70
35
0
−35
−11
76
100
105
90
1.1.−30.9. 2004
1.1.−30.9. 2005
1.1.−30.9. 2006

In the first nine months of the year, additions to provisions for losses on loans and advances amounted to € 87 million, which was lower than the corresponding figure for the previous year period (€ 90 million).

Budget

		1.1.–30.9.2006	Budget 3/4 of 2006	Budget 2006
Net income/loss before taxes	in € million	100	90 to 105	120 to 140

The completed restructuring of Hypo Real Estate Bank AG has successively resulted in savings in terms of general administrative expenses, which have declined from € 73 million in the previous year period to € 63 million. As a result of higher operating revenues and a simultaneous decline in general administrative expenses, the cost-income ratio has accordingly improved appreciably to 25.2 % (2005: 30.4 %).

As was the case last year, other income/expenses amounted to € 0 million in the period under review.

Key Financials

		1.1.–30.9.2006	1.1.–30.9.2005
Operating performance			
Operating revenues	in € million	250	239
Net interest income	in € million	226	207
Net commission income	in € million	2	2
Net trading income	in € million	–	–
Net income from investments	in € million	22	26
Balance of other operating income/expenses	in € million	–	4
Provisions for losses on loans and advances	in € million	87	90
General administrative expenses	in € million	63	73
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	100	76
Net income/loss[1]	in € million	80	59
Key ratios		1.1.–30.9.2006	1.1.–31.12.2005
Return on equity after taxes[1]	in %	5.3	4.2
Cost-income ratio (based on operating revenues)	in %	25.2	30.4
Key indicators		30.9.2006	31.12.2005
Total volume of lending	in € billion	52.9	53.6
Risk assets compliant with BIS rules	in € billion	26.9	24.0
Core capital ratio compliant with BIS rules	in %	6.8	7.7[2]
Employees		480	520

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Development in assets

The assets of Hypo Real Estate Germany declined by € 4.4 billion to € 82.0 billion as of 30 September 2006, compared with € 86.4 billion at the end of last year. One factor in this respect was the decrease of positive market values of derivative hedging financial instruments shown in other assets as a result of the higher level of market interest rates. A further factor was the continued decline in public sector lending. The total volume of lending accordingly declined by € 0.7 billion. German financing arrangements of the former WürttHyp segment were shown in the Hypo Real Estate Germany segment as of 1 January 2006.

Total volume of lending

in € billion



80
60
40
20
0
62.2
53.6
52.9
31.12.2004
31.12.2005
30.9.2006

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is also used as the basis for group management, amounted to € 66.3 billion[1] as of 30 September 2006 (thereof paid out € 63.8 billion). After maturities and repayments, the total portfolio declined by € 5.1 billion compared with 31 December 2005. The portfolio of real estate financing declined by € 0.3 billion as a result of premature repayments and the selection of prolongations on the basis of strict risk and return considerations. Compared with 31 December 2005, the portfolio of public financing declined by € 4.8 billion. Real estate financing accounted for € 33.6 billion (51 %) (thereof: € 31.5 billion paid out) and public financing incl. bonds accounted for € 32.7 billion (49 %).

The regional break-down of the real estate financing portfolio has remained relatively constant compared with 31 December 2005. Germany accounts for 95 % of the overall portfolio, and other European countries account for 5 %, mainly the Netherlands. In the portfolio break-down based on financed types of property, housing (mainly commercial), office buildings and retail premises are predominant (92 %).

The volume of new real estate financing business has increased clearly compared with the equivalent previous year period. In the first nine months, it amounted to € 4.6 billion (previous year: € 1.0 billion) and has thus exceeded expectations. The new transactions were generated in Germany. They are characterised by a sound risk and return ratio. Spread across all new real estate financing business, the average return after taxes is approximately 13 %.

Of the total of € 3.2 billion mortgage loans due to be prolonged, € 1.7 billion (adjustment ratio approximately 55 %) were adjusted with an average margin of around 115 basis points.

Breakdown of the loan portfolio

as of 30.9.2006


Public sector financing 49 %
Real estate financing 51 %

Real estate financing portfolio by region

as of 30.9.2006


Other 1 %
The Netherlands 4 %
Germany 95 %

Real estate financing portfolio by type of property

as of 30.9.2006


Logistics/ warehousing 2 %
Hotels 2 %
Other 4 %
Retail 18 %
Residential 52 %
Office buildings 22 %

Development in the financial position

As of 30 September 2006, the entire liabilities of business segment Hypo Real Estate Germany amounted to € 81.1 billion, compared with € 85.5 billion at the end of last year. The decline was attributable to the lower refinancing requirement resulting from the reduction in the public sector financing in line with overall strategy. In addition, the negative market values of derivative hedging financial instruments shown under other liabilities declined as a result of the higher level of market interest rates. The total volume of debt with a term in excess of one year taken on in order to refinance lending in the period under review amounted to € 8.5 billion, using a wide range of refinancing instruments. Of this figure, € 3.0 billion were attributable to public Pfandbriefe, € 3.5 billion were attributable to mortgage Pfandbriefe, and unsecured bonds and debt instruments accounted for € 2.0 billion. The largest issue was a Jumbo mortgage Pfandbrief (€ 1.3 billion) backed by new business and with a term of seven years. In addition, two unsecured benchmark bonds with terms of 18 and 24 months (€ 500 million and € 600 million) were successfully placed on the capital market. Numerous smaller and in certain cases structured Pfandbriefe and bonds were also successfully placed on the market.

Business Segment Hypo Public Finance Bank

Development in earnings

Hypo Public Finance Bank is the most recent business segment in the Hypo Real Estate Group, and the Group aims to generate net income before taxes of between € 25 million and € 35 million in this segment for the current financial year.

In the third quarter, Hypo Public Finance Bank continued its successful performance seen in the first half, and with net income before taxes of € 36 million has already exceeded its full-year target of € 25 million to € 35 million after nine months. Compared with the previous year period, in which business was gradually expanded, net income before taxes has more than doubled (previous year: € 17 million). Net income in the segment amounted to € 28 million (previous year: € 13 million), resulting in an improved return on equity after taxes of 10.7 % (2005: 7.9 %).

At € 72 million, operating revenues were considerably higher than the corresponding figure for the previous year period (1.1.–30.9.2005: € 45 million), and this was reflected in the positive performance of all major operating revenue types. The successful trading activities have resulted in an € 8 million increase in net trading income to € 31 million (previous year: € 23 million). Net interest income has increased to € 21 million (previous year: € 15 million) this is attributable to the growth in the volume of public finance. Net commission income of € 14 million was higher than the corresponding previous year figure (€ 5 million) this was also attributable to the successful asset management

Net income/loss before taxes



in € million
Nine months figures
Budget
45
30
15
0
-15
36
26
19
17
-7
1.1.–30.9. 2004
1.1.–30.9. 2005
1.1.–30.9. 2006

Budget

		1.1.–30.9.2006	Budget 3/4 of 2006	Budget 2006
Net income/loss before taxes	in € million	36	19 to 26	25 to 35

business of Collineo Asset Management GmbH, Dortmund. Additions to provisions for losses on loans and advances of € 1 million for the period under review contains only additions to portfolio-based allowances, and was attributable to the portfolio growth of previous periods.

General administrative expenses in the first nine months of 2006 increased from € 28 million in the previous year to € 35 million; this was attributable to the increased growth of business. Due to the stronger growth in operating revenues, the cost-income ratio improved to 48.6 % (2005: 70.0 %).

Key Financials

		1.1.–30.9.2006	1.1.–30.9.2005
Operating performance			
Operating revenues	in € million	72	45
Net interest income	in € million	21	15
Net commission income	in € million	14	5
Net trading income	in € million	31	23
Net income from investments	in € million	5	—
Balance of other operating income/expenses	in € million	1	2
Provisions for losses on loans and advances	in € million	1	—
General administrative expenses	in € million	35	28
Balance of other income/expenses	in € million	—	—
Net income/loss before taxes	in € million	36	17
Net income/loss	in € million	28	13
Key ratios		**1.1.–30.9.2006**	**1.1.–31.12.2005**
Return on equity after taxes	in %	10.7	7.9[1]
Cost-income ratio (based on operating revenues)	in %	48.6	70.0
Key indicators		**30.9.2006**	**31.12.2005**
Total volume of lending	in € billion	2.8	1.6
Risk assets compliant with BIS rules	in € billion	3.2	2.0
Core capital ratio compliant with BIS rules	in %	10.6	15.0[1]
Employees		158	175

[1] Based on allocated capital

Development in assets

The segment assets of Hypo Public Finance Bank increased by € 4.4 billion compared with last year to € 23.5 billion (31 December 2005: € 19.1 billion), and mainly reflects high trading assets due to operations. In the first nine months of 2006, trading activities were expanded further, resulting in an increase of assets held for trading purposes to € 9.9 billion (€ +4.2 billion).

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is also used as the basis for group management, amounted to € 12.0 billion as of 30 September 2006. These are already fully recognised in the balance sheet. This contains public financing inclusive bonds of the subsidiaries Hypo Public Finance Bank, Dublin, and Hypo Pfandbrief Bank International (HPBI). The total portfolio after maturities and repayments increased by € 2.2 billion compared with 31 December 2005.

Loan portfolio by region

as of 30.9.2006


Asia 2 %
North America 23 %
Europe 75 %

Loan portfolio by customers and counterparties

as of 30.9.2006


Corporates 13 %
Structured Finance 3 %
Other 3 %
Public Institutes 43 %
Financial Institutes 38 %

The regional break-down of the loan portfolio is as follows: Europe (75 %), mainly Germany, Italy and Spain, and North America and Asia (25 %). The portfolio break-down according to customers and counterparties is dominated by public institutions and financial institutes (81 %).

The acquired new volume of business in the first nine months of the current financial year amounted to € 3.4 billion. This volume includes € 0.8 billion for Infrastructure/Asset Based Finance.

Development of the financial position

The total liabilities of Hypo Public Finance Bank increased to € 23.1 billion as of 30 September 2006 (31 December 2005: € 18.9 billion). The focus on capital market business is also shown in higher trading liabilities (€ +1.1 billion). After the reorganisation, Hypo Public Finance Bank as the legal successor to Hypo Real Estate Bank International Dublin still has access to many funding instruments and programmes. At the end of September 2006 Hypo Public Finance Bank (HPFB) has a total of € 1.2 billion outstanding in its MTN-programme, made up of both fixed and floating rate issues. On this programme the bank has issued a total of € 1 billion in the first nine month of 2006. In addition, at the end of September 2006, the total outstandings for HPFB in their € 3 billion ECP-programme is € 0.7 billion and in their € 2 billion CD-programme is € 0.4 billion. Hypo Pfandbrief Bank International (HPBI) is a subsidiary of HPFB and issues „Lettre de Gage Publique" which is the Luxembourg style Pfandbriefe. As at the end of September 2006, the outstanding Lettre de Gage of HPBI amounts to a total of € 5.8 billion. A total of € 1.9 billion Lettre de Gage has been issued by HPBI so far in 2006.

Events after 30 September 2006

Events after 30 September 2006

Hypo Real Estate Bank International AG has founded Hypo Real Estate Capital Singapore Corp. Private Ltd. based in Singapore, and has thus followed its growth initiative of expanding the real estate financing portfolio by way of enhanced sales efforts. The new subsidiary was launched on the market in October 2006.

With the above exception, no significant events have taken place after the reporting date as of 30 September 2006.

Outlook

Macro-economic Outlook

In the fourth quarter, the economy is expected to maintain its current level with unchanged conditions, particularly on the assumption that energy prices remain constant. In Germany, the economy will probably again benefit from consumers bringing forward their spending intentions in the fourth quarter before the rate of value-added tax is increased at the beginning of 2007. In the Euro zone, economists still expect to see a further increase in leading interest rates in the fourth quarter, whereas interest rates in the USA are expected to remain unchanged or to decline.

Sector-specific outlook

For the fourth quarter of 2006, there are further positive signs for the climate in the real estate sector in Germany, particularly in the main economic centres. The improved general economic situation is likely to result in more demand for premises and lower vacancy rates as well as slightly higher rents. Relatively high real estate sales are likely to continue, driven by sales of central, regional and local authorities, companies and strong investor demand. Whereas the European real estate market is stable on average, there are increasing signs of real estate demand in the USA slowing down.

Company-specific outlook

The development in earnings during the first nine months of the current financial year has fully confirmed the expectations of the Management Board. Accordingly, the Management Board of Hypo Real Estate Holding AG is still expecting that, despite the continuing pressure on margins, consolidated net income before taxes in the full year will increase by at least 20 % compared with the previous year figure of € 442 million which was adjusted by the restructuring expenses; in other words, the aim is to achieve a figure of more than € 530 million. The Management Board has affirmed its forecasts for the year 2006, and expects net income before taxes rise to € 550 million to € 560 million, by today's view. New business will have a positive impact in this respect; it is still expected to be running at the level of the very successful previous year at the end of this year. A figure of more than 9 % is still assumed for return on equity after taxes at the end of the year.

Income Statement for the Period from 1 January to 30 September 2006

Income/expenses

in € million	Notes · Page	1.1.– 30.9.2006	1.1.– 30.9.2005	Change in € million	Change in %
Interest income		5,191	4,890	301	6.2
Interest expenses		4,610	4,389	221	5.0
Net interest income	10 · 33	**581**	**501**	80	16.0
Provisions for losses on loans and advances	11 · 33	123	112	11	9.8
Net interest income after provisions for losses on loans and advances		**458**	**389**	69	17.7
Commission income		132	127	5	3.9
Commission expenses		30	33	– 3	– 9.1
Net commission income	12 · 33	**102**	**94**	8	8.5
Net trading income	13 · 33	31	26	5	19.2
Net income from investments	14 · 33	60	39	21	53.8
General administrative expenses	15 · 33	245	228	17	7.5
Balance of other operating income/expenses	16 · 34	4	8	– 4	– 50.0
Operating profit/loss		**410**	**328**	82	25.0
Balance of other income/expenses		–	– 1	1	100.0
Net income/loss before taxes		**410**	**327**	83	25.4
Taxes on income	18 · 34	126	106	20	18.9
thereof: Deferred taxes on capitalised losses carried forward		21	22	– 1	– 4.5
Net income/loss		**284**	**221**	63	28.5
attributable to:					
Equity holders (consolidated profit)		284	221	63	28.5
Minority interest		–	–	–	–
		284	221	63	28.5

Earnings per share

in €	Notes · Page	1.1.– 30.9.2006	1.1.– 30.9.2005
Earnings per share	19 · 34	2.12	1.65
Earnings per share[1]	19 · 34	2.27	1.81

[1] Excluding the effects from capitalised losses carried forward

Income Statement for the Period from 1 July to 30 September 2006

Income/expenses

in € million	1.7.–30.9.2006	1.7.–30.9.2005	Change in € million	Change in %
Interest income	1,774	1,639	135	8.2
Interest expenses	1,574	1,468	106	7.2
Net interest income	**200**	**171**	29	17.0
Provisions for losses on loans and advances	36	41	– 5	– 12.2
Net interest income after provisions for losses on loans and advances	**164**	**130**	34	26.2
Commission income	43	44	– 1	– 2.3
Commission expenses	10	11	– 1	– 9.1
Net commission income	**33**	**33**	–	–
Net trading income	14	12	2	16.7
Net income from investments	14	16	– 2	– 12.5
General administrative expenses	86	79	7	8.9
Balance of other operating income/expenses	1	1	–	–
Operating profit/loss	**140**	**113**	27	23.9
Balance of other income/expenses	–	– 1	1	100.0
Net income/loss before taxes	**140**	**112**	28	25.0
Taxes on income	33	35	– 2	– 5.7
thereof:				
Deferred taxes on capitalised losses carried forward	– 3	5	– 8	>– 100.0
Net income/loss	**107**	**77**	30	39.0
attributable to:				
Equity holders (consolidated profit)	107	78	29	37.2
Minority interest	–	– 1	1	100.0
	107	77	30	39.0

Balance Sheet as of 30 September 2006

Assets

in € million	Notes · Page	30.9.2006	31.12.2005	Change in € million	Change in %
Cash reserve		206	182	24	13.2
Assets held for trading purposes	20 · 35	9,921	5,696	4,225	74.2
Placements with, and loans and advances to, other banks	21 · 35	19,286	19,542	– 256	– 1.3
Loans and advances to customers	22 · 35	80,160	76,294	3,866	5.1
Allowances for losses on loans and advances	24 · 36	– 816	– 685	– 131	– 19.1
Investments	25 · 36	40,348	39,139	1,209	3.1
Intangible assets		60	28	32	> 100.0
Property, plant and equipment		40	14	26	> 100.0
Other assets	26 · 36	5,962	7,427	– 1,465	– 19.7
Income tax assets	27 · 36	3,396	4,823	– 1,427	– 29.6
Total assets		**158,563**	**152,460**	6,103	4.0

Equity and liabilities

in € million	Notes · Page	30.9.2006	31.12.2005	Change in € million	Change in %
Deposits from other banks	28 · 37	22,612	22,446	166	0.7
Amounts owed to other depositors	29 · 37	11,573	10,080	1,493	14.8
Promissory notes and other liabilities evidenced by securities	30 · 37	102,458	95,333	7,125	7.5
Liabilities held for trading purposes	31 · 37	4,827	3,753	1,074	28.6
Provisions	32 · 37	41	57	– 16	– 28.1
Other liabilities	33 · 37	9,045	11,967	– 2,922	– 24.4
Income tax liabilities	34 · 37	2,347	3,596	– 1,249	– 34.7
Subordinated capital	35 · 37	2,277	2,028	249	12.3
Liabilities		155,180	149,260	5,920	4.0
Equity attributable to equity holders		3,372	3,200	172	5.4
Subscribed capital		402	402	–	–
Additional paid-in capital		3,319	3,319	–	–
Retained earnings		764	544	220	40.4
Revaluation reserve		– 1,398	– 1,424	26	1.8
AfS reserve		37	274	– 237	– 86.5
Cash flow hedge reserve		– 1,435	– 1,698	263	15.5
Consolidated profit 2005		–	359	– 359	– 100.0
Profit carried forward 2005		1	–	1	> 100.0
Consolidated profit 1.1.–30.9.2006		284	–	284	> 100.0
Minority interest in equity		11	–	11	> 100.0
Equity		3,383	3,200	183	5.7
Total equity and liabilities		**158,563**	**152,460**	6,103	4.0

Statement of Changes in Equity

Equity

in € million	2006	2005
Balance at 1.1.	**3,200**	**2,872**
Subscribed capital	–	–
Additional paid-in capital	–	9
Retained earnings	220	220
Revaluation reserve	26	49
AfS reserve	– 237	165
Cash flow hedge reserve	263	– 116
Consolidated profit from previous year	– 359	– 270
Profit carried forward from previous year	1	7
Consolidated profit 1.1.–30.9.	284	221
Minority interest	11	– 16
Balance at 30.9.	**3,383**	**3,092**

The Annual General Meeting of Hypo Real Estate Holding AG on 8 May 2006 approved that, out of the profit of € 248 million for 2005 of Hypo Real Estate Holding AG, a dividend of € 134 million or € 1.00 per share will be paid out to the equity holders.

Cash Flow Statement

Cash Flow Statement

in € million	2006	2005
Cash and cash equivalents at 1.1.	**182**	**275**
Cash flow from operating activities	1,924	1,196
Cash flow from investing activities	– 2,151	– 865
Cash flow from financing activities	116	– 147
Effects of exchange rate changes and non-cash valuation changes	135	– 152
Cash and cash equivalents at 30.9.	**206**	**307**

1 Fundamental principles

Hypo Real Estate Holding AG has prepared its interim financial statements for the period ended 30 September 2006 in accordance with the International Financial Reporting Standards (IFRS) in line with the EC-ordinance number 1606/2002 of the European Parliament and the Council of 19 July 2002. These financial statements are based on the IFRS rules which were translated into European law by the EU Commission as part of the endorsement process, and are additionally based on the regulations of commercial law applicable in accordance with section 315a (1) HGB. With the exception of IAS 39, all mandatory IFRS regulations have been completely recognised by the EU. Certain regulations of IFRS 39 regarding fair value hedge accounting for a portfolio hedge of interest risks have not been recognised. The Hypo Real Estate Group does not use this type of hedge accounting, so that the financial statements are consistent with the entire IFRS as well as the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). They consist of the international financial reporting standards (IFRS), the International Accounting Standards (IAS) as well as the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These interim financial statements have also taken account of the German Accounting Standard (DRS) 6, published by the Deutsche Rechnungslegungs Standards Committee (DRSC) if this does not contradict the IFRS.

Applied IFRS The accounting and valuation methods applied as of 30 September 2006 are the same as those applied in the consolidated financial statements for 2005. IFRS 6 (exploration and evaluation of mineral resources) is applicable in the first reporting period of a financial year commencing on 1 January 2006 or later. The initial application of IFRS 6 has not resulted in any impact on the net assets, financial position and results of operations of the Group.

2 Consolidation

The group of consolidated companies was extended to include the following companies as of 30 June 2006:

- Hypo Real Estate Capital India Corporation Private Ltd., Mumbai
- Collineo Asset Management GmbH, Dortmund
- WH-Erste Grundstücks GmbH & Co. KG, Schönefeld
- WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld

As part of the process of international expansion into new markets, Hypo Real Estate International Bank AG, Stuttgart, has established the wholly-owned subsidiary Hypo Real Estate Capital India Corporation Private Ltd., Mumbai. Hypo Real Estate Capital India Corporation Private Ltd. specialises in commercial real estate financing in the Indian market. The initial consolidation has not resulted in any mayor impact on the net assets, financial position and results of operations of the Group.

As a result of the dynamic development of business, Collineo Asset Management GmbH, Dortmund, has been included in the group of consolidated companies. Collineo Asset Management GmbH manages asset-backed securities mainly for third parties. The initial consolidation of this wholly-owned subsidiary of Hypo Public Finance Bank, Dublin has resulted in goodwill of € 10 million.

WH-Erste Grundstücks GmbH & Co. KG, Schönefeld, is a 94 %-owned subsidiary of Hypo Real Estate International Bank AG, Stuttgart. The remaining 6 % are held by outside shareholders. WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld, is a wholly-owned subsidiary of WH-Erste Grundstücks GmbH & Co. KG. The business activities of these companies are geared to managing their real estate portfolios to best effect. The initial consolidations have increased total assets by € 131 million. Goodwill of € 8 million has arisen. As a result of the 6 % minority holding, there are minority interests of € 11 million in the shareholders' equity.

Collineo Asset Management USA Inc., New York, which was founded as a wholly-owned subsidiary of Hypo Public Finance USA Inc., New York (formerly HI Asset Management Inc., New York), was included in the group of consolidated companies for the first time as of 31 March. The initial consolidation has not resulted in any major impact on the net assets, financial position and results of operations. HI Capital Markets Inc., New York, which is also a wholly-owned subsidiary of Hypo Public Finance USA Inc., has been renamed Hypo Capital Markets Inc.

3 Notes to segment reporting based on segments (primary segmentation)

As a result of the reorganisation of the Group into the structure which has been applicable since the beginning of 2006 and which is described in the annual report for 2005 and also in this interim report, the Management Board has defined the following new primary segments used as the basis for managing the **Hypo Real Estate Group (HREG)**:

Hypo Real Estate International (HREI) This segment pools the international business with large volume and structured real estate financing. The segment recognises the contributions to earnings made by the following fully consolidated companies:

- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Capital Corp., New York (sub-group)
- Isar East 60th Street LLC, New York
- Isar Gotham West 38th Street LLC, New York
- Isar RP Member LLC, New York
- Isar Two Columbus LLC, New York
- Liffey 451 LLC, New York
- Hypo Real Estate Capital Hong Kong Corp. Ltd., Hong Kong
- Hypo Real Estate Capital India Corp. Private Ltd., Mumbai
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    - The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Transactions S.A.S., Paris
- WH-Erste Grundstücks GmbH & Co. KG, Schönefeld (sub-group)
  - WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld

Hypo Real Estate Germany (HREGe) is responsible for German real estate financing business, including the contributions to earnings made by Hypo Real Estate Bank AG, Munich. The contribution to earnings of the following fully consolidated companies are also included:

- DUKE 2002 Limited, Jersey
- GECO 2002 Limited, Jersey
- House of Europe I plc, Dublin
- House of Europe II plc, Dublin
- House of Europe III plc, Dublin
- Kiel I Limited, Jersey
- Kiel II Limited, Jersey
- Kiel III Limited, Jersey
- Kiel IV Limited, Jersey
- Kiel V Limited, Jersey
- Kiel VI Limited, Jersey
- Kiel VII Limited, Jersey
- Kiel VIII Limited, Jersey
- Kiel IX Limited, Jersey
- Octagon Limited, Cayman Islands

Hypo Public Finance Bank (HPFB) is responsible for Public Finance business (incl. state lending, infrastructure financing, municipal project financing and forfeiting) and Capital Markets business (incl. credit derivatives and asset management). Segment reporting includes the contributions to earnings made by the following fully consolidated companies:

- Collineo Asset Management GmbH, Dortmund
- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (sub-group)
  - Collineo Asset Management USA Inc., New York
  - Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Pallas Capital Corporation, Delaware

The **"Other/Consolidation"** columns includes consolidation issues as well as the contributions to earnings made by Hypo Real Estate Holding AG, Munich.

The previous year figures used in this report have been adjusted to the business segments of Hypo Real Estate International and Hypo Public Finance Bank which have been redefined as a result of the reorganisation of the Group.

4 Income statement, broken down by business segments

Income/expenses

in € million		HREI	HREGe	HPFB	Other/ consolidation	HREG
Net interest income	1.1.–30.9.2006	346	226	21	–12	581
	1.1.–30.9.2005	283	207	15	–4	501
Provisions for losses on loans and advances	1.1.–30.9.2006	35	87	1	–	123
	1.1.–30.9.2005	22	90	–	–	112
Net interest income after provisions for losses on loans and advances	1.1.–30.9.2006	**311**	**139**	**20**	**–12**	**458**
	1.1.–30.9.2005	**261**	**117**	**15**	**–4**	**389**
Net commission income	1.1.–30.9.2006	86	2	14	–	102
	1.1.–30.9.2005	87	2	5	–	94
Net trading income	1.1.–30.9.2006	–	–	31	–	31
	1.1.–30.9.2005	3	–	23	–	26
Net income from investments	1.1.–30.9.2006	33	22	5	–	60
	1.1.–30.9.2005	13	26	–	–	39
General administrative expenses	1.1.–30.9.2006	125	63	35	22	245
	1.1.–30.9.2005	112	73	28	15	228
Balance of other operating income/expenses	1.1.–30.9.2006	2	–	1	1	4
	1.1.–30.9.2005	1	4	2	1	8
Operating profit/loss	1.1.–30.9.2006	**307**	**100**	**36**	**–33**	**410**
	1.1.–30.9.2005	**253**	**76**	**17**	**–18**	**328**
Balance of other income/expenses	1.1.–30.9.2006	–	–	–	–	–
	1.1.–30.9.2005	–1	–	–	–	–1
Net income/loss before taxes	1.1.–30.9.2006	**307**	**100**	**36**	**–33**	**410**
	1.1.–30.9.2005	**252**	**76**	**17**	**–18**	**327**
Taxes on income[1]	1.1.–30.9.2006	77	20	8	–	105
	1.1.–30.9.2005	58	17	4	5	84
Net income/loss[1]	1.1.–30.9.2006	**230**	**80**	**28**	**–33**	**305**
	1.1.–30.9.2005	**194**	**59**	**13**	**–23**	**243**

[1] Excluding the effects from capitalised losses carried forward totalling € 21 million in the HREG in the period 1.1.–30.9.2006 (1.1.–30.9.2005: € 22 million)

5 Key ratios, broken down by business segment

Key ratios

in %		HREI	HREGe	HPFB	HREG
Cost-income ratio (based on operating revenues)	1.1.–30.9.2006	26.8	25.2	48.6	31.5
	1.1.–31.12.2005	29.3	30.4	70.0	34.9
Return on equity after taxes[1]	1.1.–30.9.2006	12.9	5.3	10.7	9.3
	1.1.–31.12.2005	12.9	4.2	7.9	7.4

[1] Excluding the effects from capitalised losses carried forward

6 Balance sheet figures, broken down by business segment

Assets und Liabilities

in € million		HREI	HREGe	HPFB	Other/ consolidation	HREG
Total assets	30.9.2006	58,453	81,959	23,468	–5,317	158,563
	31.12.2005	52,695	86,400	19,139	–5,774	152,460
Total liabilities	30.9.2006	55,875	81,118	23,085	–4,898	155,180
	31.12.2005	50,268	85,543	18,920	–5,471	149,260

Total volume of lending

in € million		HREI	HREGe	HPFB	Other/ consolidation	HREG
Loans and advances to other banks	30.9.2006	5,901	8,406	986	−2,688	12,605
	31.12.2005	4,060	9,587	741	−416	13,972
Loans and advances to customers	30.9.2006	33,777	44,366	1,717	–	79,860
	31.12.2005	31,105	43,835	809	–	75,749
Contingent liabilities	30.9.2006	1,245	149	75	–	1,469
	31.12.2005	2,502	145	–	–	2,647
Total	30.9.2006	**40,923**	**52,921**	**2,778**	**−2,688**	**93,934**
	31.12.2005	**37,667**	**53,567**	**1,550**	**−416**	**92,368**

7 Total allowances for losses on loans and advances, broken down by business segment

Total allowances for losses on loans and advances

in € million		HREI	HREGe	HPFB	HREG
Total allowances for losses on loans and advances	30.9.2006	135	687	1	823
	31.12.2005	297	397	–	694

The Germany portfolio of the former business segment WürttHyp is shown under segment Hypo Real Estate Germany (HREGe) as of 1 January 2006.

8 Loans put on a non-accrual basis, broken down by business segment

Loans put on a non-accrual basis

in € million		HREI	HREGe	HPFB	HREG
Loans put on a non-accrual basis	30.9.2006	–	991	–	991
	31.12.2005	210	723	–	933

The Germany portfolio of the former business segment WürttHyp is shown under segment Hypo Real Estate Germany (HREGe) as of 1 January 2006.

9 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Equity funds [1]

in € million		HREI	HREGe	HPFB	HREG
Core capital	30.9.2006	2,383	1,841	340	4,440
	31.12.2005 [2]	2,360	1,836	300	4,372
Supplementary capital	30.9.2006	925	879	254	2,037
	31.12.2005 [2]	886	927	129	1,923
Equity	30.9.2006	3,308	2,720	594	6,477
	31.12.2005 [2]	3,246	2,763	429	6,295
Tier III capital	30.9.2006	–	–	–	–
	31.12.2005 [2]	–	–	–	–
Total	30.9.2006	**3,308**	**2,720**	**594**	**6,477**
	31.12.2005 [2]	**3,246**	**2,763**	**429**	**6,295**

[1] Consolidated according to section 10 a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

Risk-weighted assets

in € billion		HREI	HREGe	HPFB	HREG
On-balance-sheet assets	30.9.2006	31.7	26.3	2.9	60.0
	31.12.2005	26.7	23.5	1.8	50.9
Off-balance-sheet assets	30.9.2006	3.9	0.6	0.2	4.7
	31.12.2005	4.9	0.5	0.1	5.3
Counterparty risks in the trading book	30.9.2006	–	–	0.1	0.1
	31.12.2005	–	–	0.1	0.1
Total	30.9.2006	**35.6**	**26.9**	**3.2**	**64.8**
	31.12.2005	**31.6**	**24.0**	**2.0**	**56.3**

Market risk positions

in € million		HREI	HREGe	HPFB	HREG
Currency risks	30.9.2006	44	1	6	51
	31.12.2005	45	2	1	48
Interest rate risks	30.9.2006	–	–	176	176
	31.12.2005	–	–	95	95
Risks from equity securities	30.9.2006	–	–	8	8
	31.12.2005	–	–	21	21
Total	30.9.2006	**44**	**1**	**190**	**235**
	31.12.2005	**45**	**2**	**117**	**164**

Capital ratios

in %		HREI	HREGe	HPFB	HREG
Core capital ratio	30.9.2006	6.7	6.8	10.6	6.9
	31.12.2005[1]	7.5	7.7	15.0	7.8
Equity capital ratio	30.9.2006	9.3	10.1	18.6	10.0
	31.12.2005[1]	10.3	11.5	21.5	11.2
Equity funds ratio	30.9.2006	9.2	10.1	10.7	9.6
	31.12.2005[1]	10.1	11.5	12.4	10.8

[1] As per approved annual financial statements and after profit distribution

The capital ratios have been calculated in accordance with the guidelines of the Bank for International Settlements (BIS), based in Basel. The BIS ratios have been established seperately on a voluntary basis.

Notes to the income statement

10 Net interest income

Net interest income, broken down by categories of income/expenses in € million	1.1.–30.9.2006	1.1.–30.9.2005
Interest income	**5,191**	**4,890**
Lending and money-market business	4,140	3,787
Fixed-income securities and government-inscribed debt	1,046	1,092
Equity securities and other variable-yield securities	1	–
Participating interests	3	5
Other	1	6
Interest expenses	**4,610**	**4,389**
Deposits	1,285	1,027
Promissory notes and other liabilities evidenced by securities	2,651	2,681
Subordinated capital	92	99
Current result from swap transactions (balance of interest income and interest expenses)	581	582
Result from hedge accounting	1	–
Total	**581**	**501**

Interest margins in %	30.9.2006	30.9.2005
based on average risk assets according to BIS	1.31	1.29
based on average volume of business	0.51	0.45

11 Provisions for losses on loans and advances

Provisions for losses on loans and advances in € million	1.1.–30.9.2006	1.1.–30.9.2005
Additions	137	143
Allowances for losses on loans and advances	137	143
Loan-loss provisions	–	–
Releases	–13	–30
Allowances for losses on loans and advances	–13	–30
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	–1	–1
Total	**123**	**112**

12 Net commission income

Net commission income in € million	1.1.–30.9.2006	1.1.–30.9.2005
Securities and custodial services	–2	–2
Lending operations and other service operations	104	96
Total	**102**	**94**

13 Net trading income

Net trading income in € million	1.1.–30.9.2006	1.1.–30.9.2005
Equity contracts	–	–1
Interest rate and currency contracts	31	27
Total	**31**	**26**

14 Net income from investments

Net income from investments in € million	1.1.–30.9.2006	1.1.–30.9.2005
Income from investments	85	63
Expenses from investments	25	24
Total	**60**	**39**

15 General administrative expenses

General administrative expenses in € million	1.1.–30.9.2006	1.1.–30.9.2005
Personnel expenses	144	136
Wages and salaries	123	117
Social security costs	14	14
Pension expenses and related employee benefit costs	7	5
Other general administrative expenses	89	81
Depreciation/amortisation	12	11
on software and other intangible assets excluding goodwill	8	6
on property, plant and equipment	4	5
Total	**245**	**228**

Cost-income ratio in %	1.1.–30.9.2006	1.1.–31.12.2005
Cost-income ratio (based on operating revenues)	31.5	34.9

16 Balance of other operating income/expenses

Balance of other operating income/expenses in € million	1.1.–30.9.2006	1.1.–30.9.2005
Other operating income	13	16
Other operating expenses	9	8
Balance of other operating income/expenses	**4**	**8**

17 Operating revenues

Operating revenues in € million	1.1.–30.9.2006	1.1.–30.9.2005
Net interest income	581	501
Net commission income	102	94
Net trading income	31	26
Net income from investments	60	39
Balance of other operating income/expenses	4	8
Total	**778**	**668**

18 Taxes on income

Breakdown in € million	1.1.–30.9.2006	1.1.–30.9.2005
Current taxes	94	75
Deferred taxes	32	31
thereof: Deferred taxes on capitalised losses carried forward	21	22
Total	**126**	**106**

19 Earnings per share

Earnings per share	1.1.–30.9.2006	1.1.–30.9.2005
Consolidated profit (in € million)	284	221
Average number of shares	134,072,175	134,072,175
Earnings per share (in €)	**2.12**	**1.65**

Excluding deferred taxes on capitalised losses carried forward, earnings per share are as follows:

Earnings per share	1.1.–30.9.2006	1.1.–30.9.2005
Consolidated profit[1] (in € million)	305	243
Average number of shares	134,072,175	134,072,175
Earnings per share[1] (in €)	**2.27**	**1.81**

[1] Excluding the effects from capitalised losses carried forward

Because no conversion or option rights in respect of conditional capital were outstanding on the reference date for the financial statements, no calculation was made showing diluted earnings per share.

Notes to the balance sheet (Assets)

20 Assets held for trading purposes

Assets held for trading purposes

in € million	30.9.2006	31.12.2005
Debt securities and other fixed-income securities	9,671	5,360
Equity securities and other variable-yield securities	66	178
Positive fair values from derivative financial instruments	184	158
Total	**9,921**	**5,696**

21 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks broken down by type of business

in € million	30.9.2006	31.12.2005
Loans and advances	12,605	13,972
Public sector loans	11,402	12,599
Real estate loans	189	194
Other loans and advances	1,014	1,179
Investments	6,681	5,570
Total	**19,286**	**19,542**

Placements with, and loans and advances to, other banks broken down by maturities

in € million	30.9.2006	31.12.2005
Repayable on demand	2,552	2,249
With agreed maturities	16,734	17,293
up to 3 months	5,535	5,171
from 3 months to 1 year	2,334	1,358
from 1 year to 5 years	7,328	8,696
from 5 years and over	1,537	2,068
Total	**19,286**	**19,542**

22 Loans and advances to customers

Loans and advances to customers broken down by type of business

in € million	30.9.2006	31.12.2005
Loans and advances	79,860	75,749
Public sector loans	16,870	19,275
Real estate loans	62,456	56,041
Other loans and advances	534	433
Investments	300	545
Total	**80,160**	**76,294**

Loans and advances to customers broken down by maturities

in € million	30.9.2006	31.12.2005
Unspecified terms	287	67
With agreed maturities	79,873	76,227
up to 3 months	2,114	3,829
from 3 months to 1 year	6,312	4,389
from 1 year to 5 years	30,637	26,883
from 5 years and over	40,810	41,126
Total	**80,160**	**76,294**

23 Total volume of lending

Volume of lending

in € million	30.9.2006	31.12.2005
Loans and advances to other banks	12,605	13,972
Loans and advances to customers	79,860	75,749
Contingent liabilities	1,469	2,647
Total	**93,934**	**92,368**

24 Allowances for losses on loans and advances

Development

in € million	Individual allowances	Portfolio-based allowances	Total
Balance at 1.1.2005	**559**	**217**	**776**
Changes affecting income	136	16	152
Gross additions	173	42	215
Releases	−37	−26	−63
Changes not affecting income	−226	−17	−243
Use of existing loan-loss allowances	−245	−17	−262
Effects of currency translations and other changes not affecting income	19	—	19
Balance at 31.12.2005	**469**	**216**	**685**
Balance at 1.1.2006	**469**	**216**	**685**
Changes affecting income	86	38	124
Gross additions	98	39	137
Releases	−12	−1	−13
Changes not affecting income	35	−28	7
Use of existing loan-loss allowances	−109	−7	−116
Effects of currency translations and other changes not affecting income	144	−21	123
Balance at 30.9.2006	**590**	**226**	**816**

25 Investments

Breakdown

in € million	30.9.2006	31.12.2005
HtM-Investments	8,281	9,365
Debt securities and other fixed-income securities	8,281	9,365
AfS-Investments	28,409	26,263
Shares in non-consolidated subsidiaries	59	187
Participating interests	103	17
Debt securities and other fixes-income securities	28,240	26,057
Equity securities and other variable-yield securities	7	2
dFVTPL-Investments	3,658	3,479
Debt securities and other fixed-income securities	3,658	3,479
Investment properties	—	32
Total	**40,348**	**39,139**

26 Other assets

Other assets

in € million	30.9.2006	31.12.2005
Positive fair values from derivative financial instruments	5,623	7,133
Other assets	256	205
Deferred charges and prepaid expenses	23	30
Capitalised excess cover of qualified insurance for pension provisions	60	59
Total	**5,962**	**7,427**

27 Income tax assets

Income tax assets

in € million	30.9.2006	31.12.2005
Current tax assets	32	17
Deferred tax assets	3,364	4,806
Total	**3,396**	**4,823**

Notes to the balance sheet (Equity and Liabilities)

28 Deposits from other banks

Deposits from other banks by maturities in € million	30.9.2006	31.12.2005
Repayable on demand	1,076	70
With agreed maturities	21,536	22,376
Total	**22,612**	**22,446**

29 Amounts owed to other depositors

Amounts owed to other depositors by maturities in € million	30.9.2006	31.12.2005
Repayable on demand	313	503
With agreed maturities	11,260	9,577
Total	**11,573**	**10,080**

30 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by maturities in € million	30.9.2006	31.12.2005
With agreed maturities		
up to 3 months	9,856	10,343
from 3 months to 1 year	15,605	15,189
from 1 year to 5 years	52,133	48,486
from 5 years and over	24,864	21,315
Total	**102,458**	**95,333**

31 Liabilities held for trading purposes

The negative fair values arising from derivative trading instruments (€ 203 million) and the funding positions of the trading portfolio (€ 4,624 million) are stated as trading liabilities.

32 Provisions

Breakdown in € million	30.9.2006	31.12.2005
Restructuring provisions	10	22
Loan-loss provisions	7	9
Other provisions	24	26
thereof: Long-term liabilities to employees	6	7
Total	**41**	**57**

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 19 to protect itself against the main risks arising from the defined-benefit pension commitments. The qualified insurance policy is a plan assets in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets.

33 Other liabilities

Other liabilities in € million	30.9.2006	31.12.2005
Negative fair values from derivative financial instruments	8,451	11,122
Other liabilities	493	748
Deferred income	101	97
Total	**9,045**	**11,967**

34 Income tax liabilities

Income tax liabilities in € million	30.9.2006	31.12.2005
Current tax liabilities	84	62
Deferred tax liabilities	2,263	3,534
Total	**2,347**	**3,596**

35 Subordinated capital

Breakdown in € million	30.9.2006	31.12.2005
Subordinated liabilities	1,718	1,470
Participating certificates outstanding	559	558
Total	**2,277**	**2,028**

36 Treasury stock

Neither Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares of Hypo Real Estate Holding AG. There were no dealings in treasury shares in the first nine months of 2006.

37 Contingent liabilities and other commitments

Contingent liabilities and other commitments

in € million	30.9.2006	31.12.2005
Contingent liabilities [1]	**1,469**	**2,647**
Guarantees and indemnity agreements	1,469	2,647
Loan guarantees	109	115
Performance guarantees and indemnities	1,286	2,500
Documentary credits	74	32
Other commitments	**9,592**	**7,627**
Irrevocable loan commitments	9,568	7,549
Book credits	800	584
Guarantees	321	273
Mortgage and public sector loans	8,447	6,692
Other commitments	24	78
Total	**11,061**	**10,274**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

38 Summary of quarterly financial data

Hypo Real Estate Group

		3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006	3rd quarter 2006
Operating performance						
Operating revenues	in € million	233	241	257	259	262
Net interest income	in € million	171	184	190	191	200
Net commission income	in € million	33	31	34	35	33
Net trading income	in € million	12	1	11	6	14
Net income from investments	in € million	16	28	20	26	14
Balance of other operating income/expenses	in € million	1	−3	2	1	1
Provisions for losses on loans and advances	in € million	41	37	43	44	36
General administrative expenses	in € million	79	89	80	79	86
Balance of other income/expenses (excluding restructuring expenses)	in € million	−1	—	—	—	—
Net income/loss before taxes (excluding restructuring expenses)	in € million	112	115	134	136	140
Restructuring expenses	in € million	—	34	—	—	—
Net income/loss before taxes	in € million	112	81	134	136	140
Net income/loss [1]	in € million	82	70	100	101	104
Key indicators						
Total volume of lending	in € billion	93.9	92.4	91.7	91.4	93.9
Risk assets compliant with BIS rules	in € billion	53.2	56.3	58.1	59.8	64.8
Core capital ratio compliant with BIS rules	in %	7.8	7.8 [2]	7.6	7.4	6.9
Employees		1,258	1,233	1,176	1,172	1,206

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Hypo Real Estate International

		3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006	3rd quarter 2006
Operating performance						
Operating revenues	in € million	135	145	157	155	155
Net interest income	in € million	99	101	114	112	120
Net commission income	in € million	30	36	31	28	27
Net trading income	in € million	2	−2	–	–	–
Net income from investments	in € million	3	12	11	15	7
Balance of other operating income/expenses	in € million	1	−2	1	–	1
Provisions for losses on loans and advances	in € million	11	7	14	14	7
General administrative expenses	in € million	41	44	41	40	44
Balance of other income/expenses	in € million	−1	–	–	–	–
Net income/loss before taxes	in € million	82	94	102	101	104
Net income/loss[1]	in € million	61	93	76	77	77
Key indicators						
Total volume of lending	in € billion	37.5	37.7	38.4	39.4	40.9
Risk assets compliant with BIS rules	in € billion	28.4	31.6	31.4	32.5	35.6
Core capital ratio compliant with BIS rules	in %	8.1[2]	7.5[2]	7.7	7.4	6.7

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

Hypo Real Estate Germany

		3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006	3rd quarter 2006
Operating performance						
Operating revenues	in € million	77	83	83	80	87
Net interest income	in € million	67	76	74	75	77
Net commission income	in € million	−3	−3	1	−1	2
Net trading income	in € million	–	–	–	–	–
Net income from investments	in € million	13	13	8	7	7
Balance of other operating income/expenses	in € million	–	−3	–	−1	1
Provisions for losses on loans and advances	in € million	30	30	29	29	29
General administrative expenses	in € million	23	25	21	20	22
Balance of other income/expenses	in € million	–	–	–	–	–
Net income/loss before taxes	in € million	24	28	33	31	36
Net income/loss[1]	in € million	18	21	27	24	29
Key indicators						
Total volume of lending	in € billion	54.9	53.6	53.8	52.3	52.9
Risk assets compliant with BIS rules	in € billion	22.8	24.0	25.5	25.8	26.9
Core capital ratio compliant with BIS rules	in %	8.1	7.7[2]	7.2	7.1	6.8

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Hypo Public Finance Bank

		3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006	3rd quarter 2006
Operating performance						
Operating revenues	in € million	22	15	21	26	25
Net interest income	in € million	6	10	7	7	7
Net commission income	in € million	6	–2	2	8	4
Net trading income	in € million	10	3	11	6	14
Net income from investments	in € million	—	3	1	4	—
Balance of other operating income/expenses	in € million	—	1	—	1	—
Provisions for losses on loans and advances	in € million	—	—	—	1	—
General administrative expenses	in € million	10	14	11	11	13
Balance of other income/expenses	in € million	—	—	—	—	—
Net income/loss before taxes	in € million	12	1	10	14	12
Net income/loss	in € million	9	3	8	10	10
Key indicators						
Total volume of lending	in € billion	1.5	1.6	2.5	2.5	2.8
Risk assets compliant with BIS rules	in € billion	2.5	2.0	2.1	2.4	3.2
Core capital ratio compliant with BIS rules	in %	8.0[1]	15.0[1]	14.7	13.6	10.6

[1] Based on allocated capital

Munich, 7 November 2006

Hypo Real Estate Holding Aktiengesellschaft

The Management Board

Funke Bub Eisele Fell Lamby

The Chairman of the Supervisory Board was notified by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting on 8 November 2006. In this meeting, the interim report for the period ended 30 September 2006 as well as the report of the auditor concerning the audit review were presented and explained by the Management Board. The business development, the earnings situation and the financial situation of the company were discussed. The Audit Committee has approved the interim report.

Munich, 8 November 2006

The Chairman of the Supervisory Board

Kurt F. Viermetz

Financial Calendar 2007

14 March 2007	Publication of the results for the year 2006; Press Conference, Analysts' Conference
10 May 2007	Publication of the results for the first quarter of 2007
23 May 2007	Annual General Meeting
8 August 2007	Publication of the results for the second quarter of 2007
7 November 2007	Publication of the results for the third quarter of 2007

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89203007-0
Fax +49(0)89203007-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Public Finance Bank

3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +35316116000
Fax +35316116001
info@hpfb.com
www.hpfb.com

Hypo Real Estate Bank International AG

Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49(0)7112096-0
Fax +49(0)7112096-304
info@hypointernational.com
marketing@hypointernational.com
www.hypointernational.com

Hypo Real Estate Bank AG (Deutschland)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)892880-0
Fax +49(0)892880-12100
info@hyporealestate.de
www.hyporealestate.de

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Press release

Hypo Real Estate Group has continued its successful business development

- **Consolidated net income before taxes up 25 %**
- **Full-year target for new business in Germany already exceeded**
- **Forecasts for 2006 confirmed in full**

Munich, 8 November 2006: The Hypo Real Estate Group has again continued its successful business development in the third quarter of 2006 and, after the first nine months of the current year, is fully on target to meet the main profit ratios, and is ahead of budget in certain cases. The international financier of large-volume commercial real estate has reported strong growth in all three business segments, combined with increasing profitability. New real estate financing business has achieved a positive performance. For the business year 2006, the Management Board has fully confirmed the forecasts which were specified on the occasion of the announcement of the six-month figures.

Group development after nine months in 2006

- Consolidated net income before taxes – the key parameter of profitability of the Hypo Real Estate Group – increased by 25% between January and September 2006 compared with the corresponding previous year period, namely from EUR 327 million to EUR 410 million. Net income before taxes was accordingly ahead of the pro-rata budgeted minimum figure of EUR 398 million.
- Consolidated net income after taxes is stated as EUR 305 million (corresponding previous year period: EUR 243 million; +26%). This figure does not include deferred taxes on capitalised losses carried forward (EUR 21 million) which have to be stated in accordance with IFRS regulations.
- Return on equity after taxes for the first three quarters increased to 9.3% compared with 8.0% in the whole of 2005 (excluding the restructuring expenses incurred last year).

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

- Operating revenues have increased from EUR 668 million in the first nine months of last year to EUR 778 million. This is equivalent to growth of 16%, and is spread across all main revenue types (net interest income and net commission income, net trading income and net income from investments). The 16% increase in net interest income (from EUR 501 million to EUR 581 million) reflects the successful new business of the previous year and the improved average margin in German business. Because the Hypo Real Estate Group took advantage of further favourable market conditions for realising capital gains, net income from investments increased from EUR 39 million to EUR 60 million.
- The main expense positions in the first nine months developed as expected. Additions to provisions for losses on loans and advances amounted to EUR 123 million, compared with EUR 112 million in the equivalent previous year period (+10 %), due to the international financing portfolio which has expanded appreciably. General administrative expenses increased by 7%, from EUR 228 million to EUR 245 million, as a result of the expansion of Hypo Real Estate International and Hypo Public Finance Bank.
- The considerable growth in operating revenues combined with the moderate development in costs lead to a further improvement in the cost-income ratio in the group. In the first nine months of this year, this ratio was 31.5% compared with 34.9% in the whole of 2005 (based on operating revenues).

New business (real estate financing)

The volume of new business in real estate financing at the group acquired in the first nine months of 2006 amounted to EUR 17.5 billion, and was considerably higher than the corresponding previous year figure (EUR 14.3 billion) and also slightly better than expectations. At Hypo Real Estate International, new business amounted to EUR 12.9 billion, compared with EUR 13.3 billion in the first nine months of 2005. The business segment Hypo Real Estate Germany achieved a very positive performance: New real estate financing business increased, in line with the much stronger momentum of business in Germany, from EUR 1.0 billion in the previous year period to EUR 4.6 billion.

The full-year target of EUR 4 billion has accordingly been exceeded after nine months. As a result of the positive development in the first three quarters, the Management Board is confident of meeting its target of approx. EUR 22 billion for new business of the group in the whole of 2006.

Balance sheet development

As of 30 September 2006, total assets of the Hypo Real Estate Group amounted to EUR 158.6 billion, equivalent to growth of EUR 6.1 billion compared with the end of 2005. In line with overall strategy, the volume of public sector loans declined. On the other hand, real estate loans increased as a result of strong new business and the international business of Allgemeine Hypothekenbank Rheinboden AG (AHBR) which has been acquired and booked since July. As a result of the increasing activities of Hypo Public Finance Bank, assets held for trading purposes also increased compared with the previous reference date (EUR +4.2 billion).

As of 30 September 2006, the group continues to report sound capitalisation despite the expansion. The core capital ratio is stated as 6.9% (31 December 2005: 7.8 %), and the equity funds ratio amounted to 9.6% (31 December 2005: 10.8 %).

Consolidated net income for Q3 2006

- In the third quarter, consolidated net income before taxes amounted to EUR 140 million, and was thus 25% higher than the figure for the same previous year quarter (EUR 112 million)
- Net income after taxes (excluding the effects of capitalised losses carried forward) amounted to EUR 104 million (Q3 2005: EUR 82 million; +27%).
- Operating revenues totalled EUR 262 million compared with EUR 233 million in the equivalent previous year period (+12%), mainly due to higher net interest income.
- New business amounted to EUR 6.1 billion, compared with EUR 6.0 billion in the strong third quarter of 2005.

Outlook for 2006

Following the performance achieved in the first nine months, the Management Board has fully confirmed its forecasts for the whole of 2006:

- Consolidated net income before taxes to increase to EUR 550 to 560 million (2005: EUR 442 million; adjusted by restructuring expenses).
- Return on equity after taxes to increase to more than 9%.
- Operating revenues to rise to more than EUR 1 billion (2005: EUR 909 million).

Georg Funke, CEO of Hypo Real Estate Holding AG: "After nine months, everything is indicating that the Hypo Real Estate Group will meet its budgeted targets for 2006, and will perform even better in certain cases. A further important aspect is that, so far this year, we have made major strategic progress which will constitute the basis for future growth. This includes expansion of our sales performance abroad, for instance by way of further regional expansion into the markets of Asia. However, the new segment Hypo Public Finance Bank has also rapidly picked up pace and exceeded our expectations. All in all, we have every reason to look forward optimistically to the future of our group."

Information concerning the segments

Hypo Real Estate International

This segment, which combines the entire international real estate financing business of the group since the beginning of the year, has continued its expansion in the first nine months. This has included the acquisition of the international portfolio of AHBR and the start-up of operating activities in Mumbai in India. In October, Hypo Real Estate Capital Singapore Corp. Private Ldt. was established in Singapore, thus creating the necessary conditions for opening an office in this location.

The segment generated net income before taxes of EUR 307 million between January and September 2006; this figure was at the upper end of the target range (nine months 2005: EUR 252 million; +22%). At 12.9%, return on equity after taxes repeated the high level seen in the business year 2005.

Operating revenues increased by 21% compared with the corresponding previous year period, namely from EUR 387 million to EUR 467 million. The cost-income ratio improved further to 26.8% (full year 2005: 29.3%).

Hypo Real Estate Germany

New business in the first nine months has expanded strongly compared with the previous year, and considerably exceeded expectations. The new transactions are characterised by a sound risk and return ratio; the return calculated for all new business (real estate financing) amounted to around 13% after tax.

Net income before taxes amounted to EUR 100 million in the first three quarters, and was accordingly in the upper range of the pro-rata target of EUR 90 to 105 million. Compared with the figure in the previous year period (EUR 76 million), net income before taxes has increased by 32%. Adjusted by the effects of capitalised losses carried forward, return on equity after taxes increased to 5.3% between January and September of this year (full year 2005: 4.2%).

Operating revenues increased by 5% compared with the corresponding previous year period, namely from EUR 239 million to EUR 250 million. As a result of higher operating revenues combined with lower general administrative expenses, the cost-income ratio improved appreciably to 25.2% (full year 2005: 30.4%).

Hypo Public Finance Bank

In this segment, a strong performance was achieved particularly by the newly established segments of infrastructure finance and asset-based finance. As a syndication partner, the bank was involved in major transactions in the fields of transportation, energy and petrochemicals in Europe and in the Middle East.

With net income before taxes of EUR 36 million in the first nine months, the segment has not only doubled its net income before taxes compared with the equivalent previous year period (EUR 17 million); it has already exceeded the range of EUR 25 to 35 million set as the target for the business year 2006.

Return on equity after taxes amounted to 10.7% between January and September (previous year period: 7.9%). Operating revenues increased from EUR 45 million in the first nine months of 2005 to EUR 72 million. New business generated in the first nine months amounted to EUR 3.4 billion (H1 2006: EUR 2.1 billion). This includes a figure of EUR 0.8 billion (H1 2006: EUR 0.4 billion) for infrastructure financing and asset-based finance.

Assets under management/administration amounted to EUR 32.2 billion as of 30.09.2006 (H1 2006: EUR 22.1 billion).

Press contact:
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email: oliver.gruss@hyporealestate.com

Income statement for the period from 1 January to 30 September 2006

Income/expenses in € million

	1.1.-30.9.2006	1.1.-30.9.2005	Change	
			in € million	in %
Interest income	5,191	4,890	301	6.2%
Interest expenses	4,610	4,389	221	5.0%
Net interest income	**581**	**501**	80	16.0%
Provisions for losses on loans and advances	123	112	11	9.8%
Net interest income after provisions for losses on loans and advances	**458**	**389**	69	17.7%
Commission income	132	127	5	3.9%
Commission expenses	30	33	-3	-9.1%
Net commission income	**102**	**94**	8	8.5%
Net trading income	31	26	5	19.2%
Net income from investments	60	39	21	53.8%
General administrative expenses	245	228	17	7.5%
Balance of other operating income/expenses	4	8	-4	-50.0%
Operating profit/loss	**410**	**328**	82	25.0%
Balance of other income/expenses	0	-1	1	100.0%
Net income/loss before taxes	**410**	**327**	83	25.4%
Taxes on income excluding deferred taxes on capitalised losses carried forward	105	84	21	25.0%
Net income/loss after taxes excluding deferred taxes on capitalised losses carried forward	**305**	**243**	62	25.5%
Deferred taxes on capitalised losses carried forward	21	22	-1	-4.5%
Net income/loss after taxes including deferred taxes on capitalised losses carried forward	**284**	**221**	63	28.5%
attributable to:				
Equity holders (consolidated profit)	284	221	63	28.5%
Minority interest	0	0	0	0.0%
	284	**221**	63	28.5%

Income statement for the period from 1 July to 30 September 2006

Income/expenses in € million

	1.7.-30.9.2006	1.7.-30.9.2005	Change	
			in € million	in %
Interest income	1,774	1,639	135	8.2%
Interest expenses	1,574	1,468	106	7.2%
Net interest income	**200**	**171**	29	17.0%
Provisions for losses on loans and advances	36	41	-5	-12.2%
Net interest income after provisions for losses on loans and advances	**164**	**130**	34	26.2%
Commission income	43	44	-1	-2.3%
Commission expenses	10	11	-1	-9.1%
Net commission income	**33**	**33**	0	0.0%
Net trading income	14	12	2	16.7%
Net income from investments	14	16	-2	-12.5%
General administrative expenses	86	79	7	8.9%
Balance of other operating income/expenses	1	1	0	0.0%
Operating profit/loss	**140**	**113**	27	23.9%
Balance of other income/expenses	0	-1	1	100.0%
Net income/loss before taxes	**140**	**112**	28	25.0%
Taxes on income excluding deferred taxes on capitalised losses carried forward	36	30	6	20.0%
Net income/loss after taxes excluding deferred taxes on capitalised losses carried forward	**104**	**82**	22	26.8%
Deferred taxes on capitalised losses carried forward	-3	5	-8	>-100.0%
Net income/loss after taxes including deferred taxes on capitalised losses carried forward	**107**	**77**	30	39.0%
attributable to:				
Equity holders (consolidated profit)	107	78	29	37.2%
Minority interest	0	-1	1	100.0%
	107	**77**	30	39.0%

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Income statement, broken down by business segment

Income/expenses in € million

		HREI	HREGe	HPFB	Other/ consolidation	HREG
Net interest income						
	1.1.-30.9.2006	346	226	21	-12	581
	1.1.-30.9.2005	283	207	15	-4	501
Provisions for losses on loans and advances						
	1.1.-30.9.2006	35	87	1	0	123
	1.1.-30.9.2005	22	90	0	0	112
Net interest income after provisions for losses on loans and advances						
	1.1.-30.9.2006	**311**	**139**	**20**	**-12**	**458**
	1.1.-30.9.2005	**261**	**117**	**15**	**-4**	**389**
Net commission income						
	1.1.-30.9.2006	86	2	14	0	102
	1.1.-30.9.2005	87	2	5	0	94
Net trading income						
	1.1.-30.9.2006	0	0	31	0	31
	1.1.-30.9.2005	3	0	23	0	26
Net income from investments						
	1.1.-30.9.2006	33	22	5	0	60
	1.1.-30.9.2005	13	26	0	0	39
General administrative expenses						
	1.1.-30.9.2006	125	63	35	22	245
	1.1.-30.9.2005	112	73	28	15	228
Balance of other operating income/expenses						
	1.1.-30.9.2006	2	0	1	1	4
	1.1.-30.9.2005	1	4	2	1	8
Operating profit/loss						
	1.1.-30.9.2006	**307**	**100**	**36**	**-33**	**410**
	1.1.-30.9.2005	**253**	**76**	**17**	**-18**	**328**
Balance of other income/expenses						
	1.1.-30.9.2006	0	0	0	0	0
	1.1.-30.9.2005	-1	0	0	0	-1
Net income/loss before taxes						
	1.1.-30.9.2006	**307**	**100**	**36**	**-33**	**410**
	1.1.-30.9.2005	**252**	**76**	**17**	**-18**	**327**
Taxes on income[1]						
	1.1.-30.9.2006	77	20	8	0	105
	1.1.-30.9.2005	58	17	4	5	84
Net income/loss[1]						
	1.1.-30.9.2006	**230**	**80**	**28**	**-33**	**305**
	1.1.-30.9.2005	**194**	**59**	**13**	**-23**	**243**

[1] Excluding the effects from capitalised losses carried forward totalling € 21 million in Hypo Real Estate Group in the period 1.1.-30.9.2006 (1.1.-30.9.2005: € 22 million)

Key ratios, broken down by business segment

in %

		HREI	HREGe	HPFB	HREG
Cost-income-ratio (based on operating revenues)					
	1.1.-30.9.2006	26.8	25.2	48.6	31.5
	1.1.-31.12.2005	29.3	30.4	70.0	34.9
Return on equity after taxes[1]					
	1.1.-30.9.2006	12.9	5.3	10.7	9.3
	1.1.-31.12.2005	12.9	4.2	7.9	7.4

[1] Excluding the effects from capitalised losses carried forward

Balance sheet figures, broken down by business segment

Assets und Liabilities in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
Total assets					
30.9.2006	58,453	81,959	23,468	-5,317	158,563
31.12.2005	52,695	86,400	19,139	-5,774	152,460
Total liabilities					
30.9.2006	55,875	81,118	23,085	-4,898	155,180
31.12.2005	50,268	85,543	18,920	-5,471	149,260

Volume of lending in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
30.9.2006	40,923	52,921	2,778	-2,688	93,934
31.12.2005	37,667	53,567	1,550	-416	92,368

Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Risk-weighted assets in € billion

	HREI	HREGe	HPFB	HREG
30.9.2006	35.6	26.9	3.2	64.8
31.12.2005	31.6	24.0	2.0	56.3

Core capital ratio in %

	HREI	HREGe	HPFB	HREG
30.9.2006	6.7	6.8	10.6	6.9
31.12.2005[1]	7.5	7.7	15.0	7.8

[1] As per approved annual financial statements and after profit distribution

Summary of quarterly financial data

Hypo Real Estate Group

	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006
Operating performance (in € million)					
Operating revenues	233	241	257	259	262
Net interest income	171	184	190	191	200
Net commission income	33	31	34	35	33
Net trading income	12	1	11	6	14
Net income from investments	16	28	20	26	14
Balance of other operating income/expenses	1	-3	2	1	1
Provisions for losses on loans and advances	41	37	43	44	36
General administrative expenses	79	89	80	79	86
Balance of other income/expenses (excluding restructuring expenses)	-1	0	0	0	0
Net income/loss before taxes (excluding restructuring expenses)	112	115	134	136	140
Restructuring expenses	0	34	0	0	0
Net income/loss before taxes	112	81	134	136	140
Net income/loss[1]	82	70	100	101	104
Key indicators					
Total volume of lending (in € billion)	93.9	92.4	91.7	91.4	93.9
Risk assets compliant with BIS rules (in € billion)	53.2	56.3	58.1	59.8	64.8
Core capital ratio compliant with BIS rules (in %)	7.8	7.8[2]	7.6	7.4	6.9
New real estate financing business (in € billion)	6.0	8.0	5.2	6.2	6.1
Employees	1,258	1,233	1,176	1,172	1,206

[1] Excluding the effects from capitalised losses carried forward

[2] As per approved annual financial statements and after profit distribution

Hypo Real Estate International

	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006
Operating performance (in € million)					
Operating revenues	135	145	157	155	155
Net interest income	99	101	114	112	120
Net commission income	30	36	31	28	27
Net trading income	2	-2	0	0	0
Net income from investments	3	12	11	15	7
Balance of other operating income/expenses	1	-2	1	0	1
Provisions for losses on loans and advances	11	7	14	14	7
General administrative expenses	41	44	41	40	44
Balance of other income/expenses	-1	0	0	0	0
Net income/loss before taxes	82	94	102	101	104
Net income/loss[1]	61	93	76	77	77
Key indicators					
Total volume of lending (in € billion)	37.5	37.7	38.4	39.4	40.9
Risk assets compliant with BIS rules (in € billion)	28.4	31.6	31.4	32.5	35.6
Core capital ratio compliant with BIS rules (in %)	8.1[2]	7.5[2]	7.7	7.4	6.7
New real estate financing business (in € billion)	5.7	6.2	3.8	4.7	4.4

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

Hypo Real Estate Germany

	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006
Operating performance (in € million)					
Operating revenues	77	83	83	80	87
Net interest income	67	76	74	75	77
Net commission income	-3	-3	1	-1	2
Net trading income	0	0	0	0	0
Net income from investments	13	13	8	7	7
Balance of other operating income/expenses	0	-3	0	-1	1
Provisions for losses on loans and advances	30	30	29	29	29
General administrative expenses	23	25	21	20	22
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	24	28	33	31	36
Net income/loss[1]	18	21	27	24	29
Key indicators					
Total volume of lending (in € billion)	54.9	53.6	53.8	52.3	52.9
Risk assets compliant with BIS rules (in € billion)	22.8	24.0	25.5	25.8	26.9
Core capital ratio compliant with BIS rules (in %)	8.1	7.7[2]	7.2	7.1	6.8
New real estate financing business (in € billion)	0.3	1.8	1.4	1.5	1.7

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Hypo Public Finance Bank

	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006
Operating performance (in € million)					
Operating revenues	22	15	21	26	25
Net interest income	6	10	7	7	7
Net commission income	6	-2	2	8	4
Net trading income	10	3	11	6	14
Net income from investments	0	3	1	4	0
Balance of other operating income/expenses	0	1	0	1	0
Provisions for losses on loans and advances	0	0	0	1	0
General administrative expenses	10	14	11	11	13
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	12	1	10	14	12
Net income/loss	9	3	8	10	10
Key indicators					
Total volume of lending (in € billion)	1.5	1.6	2.5	2.5	2.8
Risk assets compliant with BIS rules (in € billion)	2.5	2.0	2.1	2.4	3.2
Core capital ratio compliant with BIS rules (in %)	8.0[1]	15.0[1]	14.7	13.6	10.6

[1] Based on allocated capital

HOLDING

RECEIVED
2006 NOV 13 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 09 November 2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld Kay Amelungse

Enclosures

(1) 09 November 2006 — Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – Barclays Global Investors UK Holdings Ltd.

Rule 12g3-2(b), File No. 82-34748

Hypo Real Estate
HOLDING

09.11.2006 - Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – Barclays Global Investors UK Holdings Ltd

Pursuant to sec. 21 par. 1 WpHG, Barclays PLC, 1 Churchill Place, London E 14 5 HP, Great Britain, notified Hypo Real Estate Holding AG on 01 November 2006 of the following:

On 26 October 2006 the share of voting rights of Barclays Global Investors UK Holdings Ltd in shares of Hypo Real Estate Holding AG in Munich fell short of the 5% threshold. The share of voting rights now amounts to 4.95 %. All of the aforementioned voting rights are to be ascribed to Barclays Global Investors UK Holdings Ltd in accordance with sec. 22 par. 1 sent. 1 WpHG.

The voting rights of Barclays plc and Barclays Bank plc in shares of Hypo Real Estate Holding AG still exceed the threshold of 5 % and amount to 5.0158 %. All of the aforementioned voting rights are ascribed in accordance with sec. 22 par. 1 sent. 1 WpHG.

Hypo Real Estate Holding AG
Management Board